UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Quarter ended December 31, 2006
Commission File Number 001-16139

WIPRO LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore — 560035, Karnataka, India
+91-80-2844-0011
(Address of principal executive offices)
     Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g- 3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
     If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b)
     Not applicable.

Currency of Presentation and Certain Defined Terms
In this Quarterly Report references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to U.K. are to the United Kingdom. Reference to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” are to the legal currency of the United Kingdom, references to “€”or “Euro” are to the legal currency of the European Union, and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Rs. or in U.S. dollars unless stated otherwise. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
All references to “we”, “us”, “our”, “Wipro” or the “Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is our registered trademark in the United States and India. All other trademarks or trade names used in this Quarterly Report on Form 6K are the property of the respective owners.
Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on December 29, 2006, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 44.11 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Quarterly Report.
Forward-Looking Statements May Prove Inaccurate
     IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTIONS ENTITLED “RISK FACTORS” AND “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS QUARTERLY REPORT AND IN THE COMPANY’S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

PART I – FINANCIAL INFORMATION
     Item 1. Financial Statements
WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	As of December 31,					As of March 31,
	2005		2006		2006	2006
					Convenience
					translation into
					US$
	(Unaudited)		(Unaudited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 4)	Rs.	4,279.48	Rs.	4,751.74	$107.72	Rs.	8,857.70
Investments in liquid and short-term mutual funds (Note 8)		31,122.97		37,608.32	852.60		30,328.42
Accounts receivable, net of allowances (Note 5)		19,025.84		26,904.50	609.94		20,593.11
Costs and earnings in excess of billings on contracts in progress		4,240.63		5,116.95	116.01		4,336.06
Inventories (Note 6)		1,908.89		3,984.53	90.33		2,064.61
Deferred income taxes		91.39		423.26	9.60		168.28
Other current assets (Note 7)		4,459.90		6,699.39	151.88		5,463.04

Total current assets		65,129.10		85,488.69	1,938.08		71,811.22
Property, plant and equipment, net (Note 9)		16,156.80		24,352.29	552.08		17,777.40
Investments in affiliates (Note 13)		1,002.23		1,202.64	27.26		1,043.09
Investment securities		—		357.42	8.10		—
Deferred income taxes.		230.60		52.90	1.20		182.91
Purchase price pending allocation (Note 3)		1,929.28		—	—		—
Intangible assets, net (Note 10)		342.33		2,621.73	59.44		854.33
Goodwill (Note 3,10)		5,944.94		12,798.53	290.15		7,480.85
Other assets (Note 7)		1,168.09		1,553.81	35.23		1,243.98

Total assets	Rs.	91,903.37		128,428.01	$2,911.54.	Rs.	100,393.78

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks (Note 15)	Rs.	1,054.36		2,144.58	$48.62	Rs.	704.55
Bonds issued by subsidiary		272.05		—	—		—
Current portion of long-term debt		—		228.61	5.18		—
Accounts payable		3,168.65		5,417.05	122.81		4,145.96
Accrued expenses		5,820.81		8,050.07	182.50		6,600.63
Accrued employee costs		4,109.12		5,152.58	116.81		4,425.12
Advances from customers		1,836.61		3,114.78	70.61		1,616.26
Other current liabilities (Note 11)		4,290.71		6,047.85	137.11		3,614.41

Total current liabilities		20,552.31		30,155.52	683.64		21,106.94
Long-term debt, excluding current portion		—		800.32	18.15		—
Deferred income taxes		—		462.35	10.48		127.46
Other liabilities		439.81		860.09	19.50		395.04

Total liabilities		20,992.12		32,278.28	731.77		21,629.44

Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; Issued and outstanding: 1,425,754,267, 1,420,739,099 and 1,439,802,322 shares as of March 31, 2006, December 31, 2005 and 2006 (Note 16, 17)		2,841.48		2,879.60	65.28		2,851.51
Additional paid-in capital (Note 22)		15,023.04		19,193.93	435.14		16,521.07
Deferred stock compensation (Note 22)		(2,385.79)		—	—		(2,202.42)
Accumulated other comprehensive income (Note 14)		246.77		483.65	10.96		433.70
Retained earnings (Note 18)		55,185.83		73,592.63	1,668.39		61,160.56
Equity shares held by a controlled Trust: 7,869,060, 7,869,060 and 7,869,060 shares as of March 31, 2006, December 31, 2005 and 2006 (Note 22)		(0.08)		(0.08)	(0.00)		(0.08)

Total stockholders’ equity		70,911.25		96,149.73	2,179.77		78,764.34

Total liabilities and stockholders’ equity	Rs.	91,903.37		128,428.01	$2,911.54	Rs.	100,393.78

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

	Three months ended December 31,				Nine months ended December 31,
	2005		2006	2006	2005		2006	2006
				Convenience				Convenience
				translation into				translation into
				US$				US$
	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues:
Global IT Services and Products
IT Services	Rs.	19,595.02	26,501.04	$600.79	Rs.	52,249.00	73,790.43	$1,672.87
BPO Services		1,933.11	2,371.55	53.76		5,585.17	6,773.76	153.57
India and AsiaPac IT Services and Products
Services		1,490.12	2,222.55	50.39		4,335.46	5,907.80	133.93
Products		2,376.45	4,511.26	102.27		6,845.27	10,181.06	230.81
Consumer Care and Lighting		1,460.73	1,930.54	43.77		4,141.75	5,451.34	123.59
Others		878.36	2,099.07	47.59		2,408.73	3,981.82	90.27

Total		27,733.79	39,636.01	898.57		75,565.38	106,086.21	2,405.04

Cost of revenues:

Global IT Services and Products
IT Services		12,428.88	17,511.76	397.00		33,337.69	48,596.64	1,101.71
BPO Services		1,402.19	1,528.77	34.66		4,264.72	4,520.68	102.49
India and AsiaPac IT Services and Product
Services		834.07	1,148.05	26.03		2,514.34	3,230.68	73.24
Products		2,066.29	4,102.44	93.00		6,052.37	9,233.47	209.33
Consumer Care and Lighting		919.18	1,295.60	28.56		2,623.45	3,558.63	80.68
Others		655.64	1,809.46	41.02		1,794.77	3,242.87	73.52

Total		18,306.25	27,360.08	620.27		50,587.34	72,382.97	1,640.97

Gross profit		9,427.54	12,275.93	278.30		24,978.04	33,703.24	764.07
Operating expenses:
Selling and marketing expenses		(1,712.62)	(2,192.24)	(49.70)		(4,952.12)	(6,388.75)	(144.84)
General and administrative expenses		(1,406.00)	(2,068.32)	(46.88)		(3,838.53)	(5,340.25)	(121.06)
Research and development expenses		(52.49)	(76.43)	(1.73)		(141.35)	(204.45)	(4.63)
Amortization of intangible assets (Note 10)		(10.54)	(89.83)	(2.04)		(35.62)	(231.59)	(5.25)
Foreign exchange gains / (losses), net		(407.39)	(210.78)	(4.78)		(500.33)	(227.16)	(5.15)
Others, net		13.58	64.95	1.47		45.78	369.80	8.38

Operating income		5,852.08	7,703.28	174.64		15,555.87	21,680.84	491.52
Other income, net (Note 19)		366.87	704.68	15.97		874.03	1,683.43	38.16
Equity in earnings/(losses) of affiliates (Note 13)		93.79	121.36	2.75		232.99	278.73	6.32

Income before income taxes, minority interest and cumulative effect of change in accounting principle		6,312.74	8,529.32	193.36		16,662.89	23,643.00	536.00
Income taxes (Note 21)		(989.27)	(1,079.54)	(24.47)		(2,366.25)	(3,126.98)	(70.89)
Minority interest		—	—	—		(1.40)	—	—

Income before cumulative effect of change in accounting principle		5323.47	7,449.78	168.89		14,295.24	20,516.02	465.11
Cumulative effect of change in accounting principle (Note 2)		—	—	—		—	39.09	0.89

Net income	Rs.	5,323.47	7,449.78	$168.89	Rs.	14,295.24	20,555.11	$466.00

Earnings per equity share: (Note 23)
Basic
Income before cumulative effect of change in accounting principle		3.78	5.21	0.12		10.18	14.40	0.33
Cumulative effect of change in accounting principle		—	—	—		—	0.03	0.00
Net income		3.78	5.21	0.12		10.18	14.43	0.33
Diluted
Income before cumulative effect of change in accounting Principle		3.74	5.14	0.12		10.07	14.22	0.33
Cumulative effect of change in accounting principle		—	—	—		—	0.03	0.00
Net income		3.74	5.14	0.12		10.07	14.25	0.33
Weighted average number of equity shares used in computing earnings per equity share:
Basic		1,408,963,785	1,428,718,122			1,403,858,212	1,424,271,318
Diluted		1,424,652,106	1,449,669,389			1,419,926,002	1,442,901,237
See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in millions, except share data)

										Accumulated
				Additional						Other				Equity Shares held by a			Total
	Equity Shares			Paid in		Deferred Stock		Comprehensive		Comprehensive		Retained		Controlled Trust			Stockholders’
	No. of Shares	Amount		Capital		Compensation		Income		Income/(loss)		Earnings		No. of Shares	Amount		Equity
Balance as of March 31, 2005	1,407,141,044	Rs.	1,407.14	Rs.	13,272.57	Rs.	(3,185.14)			Rs.	96.09	Rs.	45,138.37	(7,893,060)	Rs.	(0.08)	Rs.	56,728.95

Cash dividends (unaudited)	—		—		—		—				—		(3,997.74)	—		—		(3,997.74)
Issuance of equity shares on exercise of options (unaudited)	13,598,055		22.55		3,144.20		—				—		—	—		—		3,166.75
Stock split effected in the form of stock dividend (unaudited) (Note 16)	—		1,411.79		(1,161.75)		—				—		(250.04)	—		—		—
Equity shares granted by Trust (unaudited)	—		—		—		—				—		—	24,000		—		—
Reversals related to employee stock incentive plan, net of issuances (unaudited) (Note 22)	—		—		(301.32)		272.13				—		—	—		—		(29.19)
Compensation cost related to employee stock incentive plan (unaudited)	—		—		—		527.22				—		—	—		—		527.22
Excess income tax benefit related to employee stock incentive plan (unaudited)	—		—		69.34		—						—	—		—		69.34
Comprehensive income Net income (unaudited)	—		—		—		—	Rs.	14,295.24		—		14,295.24	—		—		14,295.24
Other comprehensive income / (loss) Translation adjustments (unaudited)	—		—		—		—		32.50		—		—	—		—		—
Unrealized gain on investment securities, net (net of tax effect of Rs. 85.20) (unaudited)	—		—		—		—		160.20		—		—	—		—		—
Unrealized loss on cash flow hedging derivatives, net (unaudited)	—		—		—		—		(42.20)		—		—	—		—		—

Total other comprehensive income / (loss) (unaudited)	—		—		—		—		150.68		150.68		—	—		—		150.68

Comprehensive income (unaudited)								Rs.	14,445.92

Balance as of December 31, 2005 (unaudited)	1,420,739,099	Rs.	2,841.48	Rs.	15,023.04	Rs.	(2,385.79)			Rs.	246.77	Rs.	55,185.83	(7,869,060)	Rs.	(0.08)	Rs.	70,911.25

Balance as of March 31, 2006	1,425,754,267		2,851.52		16,521.07		(2,202.42)				433.70		61,160.56	(7,869,060)		(0.08)		78,764.34

Cash dividend (unaudited)													(8,123.04)					(8,123.04)
Elimination of deferred stock compensation balance on adoption of SFAS No. 123 (R) (Note 2)(Unaudited)					(2,202.42)		2,202.42											—
Cumulative effect of change in accounting principle (Note 2)(Unaudited)					(39.09)													(39.09)
Issuance of equity shares on exercise of options (unaudited)	14,048,055		28.08		3,952.24													3,980.32
Compensation cost related to employee stock incentive plan (unaudited) (Note 2)					897.61													897.61
Excess income tax benefit related to employee stock incentive plan (unaudited)					64.52													64.52
Comprehensive income																		—
Net income (unaudited)									20,555.11				20,555.11					20,555.11
Other comprehensive income/(loss)																		—
Translation adjustments (unaudited)									20.88
Unrealised gain on investment securities, net (net of tax effect of Rs. 59.04) (unaudited)									116.05
Unrealised loss on cash flow hedging derivatives, net (unaudited)									(86.98)

Total other comprehensive income/(loss) (unaudited)									49.95		49.95							49.95

						Accumulated
			Additional			Other		Equity Shares held by a		Total
	Equity Shares		Paid in	Deferred Stock	Comprehensive	Comprehensive	Retained	Controlled Trust		Stockholders'
	No. of Shares	Amount	Capital	Compensation	Income	Income/(loss)	Earnings	No. of Shares	Amount	Equity
Comprehensive income (unaudited)					20,605.06

Balance as of December 31, 2006 (unaudited)	1,439,802,322	2,879.60	19,193.93	—		483.65	73,592.63	(7,869,060)	(0.08)	96,149.73

Balance as of December 31, 2006 (unaudited) ($)		$65.28	$435.14			$10.96	$1,668.39		$(0.00)	$2,179.77

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Nine months ended December 31,
	2005		2006	2006
				Convenience
				translation into
				US$
	(Unaudited)		(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	Rs.	14,295.24	20,555.11	$466.00
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain)/Losses on sale of property, plant and equipment		(4.48)	(7.61)	(0.17)
(Gain)/Loss on sale of liquid and short-term mutual funds		(163.67)	(316.45)	(7.17)
Cumulative effect of change in accounting principle		—	(39.09)	(0.89)
Depreciation and amortization		2,291.08	3,169.94	71.86
Deferred tax charge/(benefit)		42.09	(40.04)	(0.91)
Unrealised exchange (gain)/loss		543.19	234.55	5.32
Stock compensation cost		498.03	962.15	21.81
Equity in earnings of affiliates		(232.99)	(278.73)	(6.32)
Minority interest		1.40	—	—
Changes in operating assets and liabilities:
Accounts receivable		(4,290.11)	(4,891.98)	(110.90)
Costs and earnings in excess of billings on contracts in progress		(1,500.98)	(780.90)	(17.70)
Inventories		(139.73)	(769.43)	(17.44)
Other assets		(1,277.47)	(1,060.34)	(24.04)
Accounts payable		(559.57)	93.02	2.11
Accrued expenses and employee costs		2,895.16	1,280.30	29.03
Advances from customers		556.97	1,289.73	29.24
Other liabilities		1,542.72	2,141.25	48.54

Net cash provided by operating activities		14,496.87	21,541.48	488.37

Cash flows from investing activities:
Expenditure on property, plant and equipment		(5,155.55)	(8,228.24)	(186.54)
Proceeds from sale of property, plant and equipment		108.31	118.30	2.68
Purchase of investments		(40,924.19)	(84,092.48)	(1,906.43)
Proceeds from sale of investments		33,307.65	77,082.66	1,747.51
Payment for acquisitions, net of cash acquired		(2,576.44)	(7,713.12)	(174.86)

Net cash used in investing activities		(15,240.22)	(22,832.88)	(517.64)

Cash flows from financing activities:
Proceeds from issuance of equity shares		3,166.75	3,905.45	88.54
Proceeds from / (repayments of) short-term borrowing from banks, net.		230.08	1,274.94	28.94
Repayment of long-term debt		—	89.52	2.00
Payment of cash dividends		(3,997.74)	(8,123.04)	(184.19)
Excess income tax benefit related to employee stock incentive plan		—	64.52	1.46

Net cash used by/ (used in) financing activities		(600.91)	(2,788.61)	(63.22)

Net decrease in cash and cash equivalents during the period		(1,344.26)	(4,080.01)	(92.51)
Effect of exchange rate changes on cash		47.02	(25.95)	(0.59)
Cash and cash equivalents at the beginning of the period		5,670.76	8,857.70	200.81

Cash and cash equivalents at the end of the period	Rs.	4,279.48	4,751.74	$107.72

Supplementary information:
Cash paid for interest		27.88	84.42	$1.91
Cash paid for taxes		3,128.29	3,235.68	73.35
See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data and where otherwise stated)
1. Overview
     Wipro Limited (Wipro), together with its subsidiaries and affiliates (collectively, the Company) is a leading India based provider of IT Services and Products, including Business Process Outsourcing (BPO) services, globally. Further, Wipro has other businesses such as India and AsiaPac IT Services and Products and Consumer Care and Lighting. Wipro is headquartered in Bangalore, India.
2. Significant Accounting Policies
     The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
     Basis of preparation of financial statements. The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with U.S.GAAP.
     Interim information presented in the consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with U.S. GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2006.
     Functional currency and exchange rate translation. The functional currency of Wipro and certain of its foreign subsidiaries is the Indian rupee. For certain other foreign subsidiaries, the functional currency is their local currency. The translation of the functional currency of these foreign subsidiaries into Indian rupee is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using an appropriate monthly weighted-average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as a separate component of stockholders’ equity.
     Foreign currency transactions are translated into the functional currency at the rates of exchange prevailing on the date of respective transactions. Monetary assets and liabilities in foreign currency are translated into functional currency at the exchange rates prevailing on the balance sheet date. The resulting exchange gains/losses are included in the statement of income.
     Convenience translation. The accompanying consolidated financial statements have been reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the three months and nine months ended December 31, 2006, have been translated into US dollars at the noon buying rate in New York City on December 29, 2006, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1 = Rs. 44.11. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.
     Principles of consolidation. The consolidated financial statements include the financial statements of Wipro and all of its subsidiaries, which are more than 50% owned and controlled. All inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee.

     The Company has accounted for its 80.1% ownership interest in WM NetServ by the equity method as the minority shareholder in the investee has substantive participative rights as specified in EITF Issue No. 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.
     Cash equivalents. The Company considers investments in highly liquid instruments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.
     Revenue recognition. Revenue from services, as rendered, are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is reasonably assured. Revenues from software development services comprise revenues from time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from fixed-price, fixed-time frame contracts is recognized in accordance with the percentage of completion method. Guidance has been drawn from the Accounting Standards Executive Committee’s conclusion in paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The input (cost expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related service is performed. Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained are not included in contract costs before the receipt of the contract. However, such costs are deferred only if the cost can be directly associated with specific anticipated contract and the recoverability from that contract is deemed to be probable.
     Revenue from sale of products is recognized when persuasive evidence of an arrangement exists, the product has been delivered in accordance with sales contract, the sales price is fixed or determinable and collectibility is reasonably assured.
     The Company has elected to adopt the guidance in EITF Issue No. 00-21 for all revenue arrangements with multiple deliverables.
     Based on this guidance, the Company recognizes revenues on the delivered products or services only if:
•	The revenue recognition criteria applicable to the unit of accounting is met;

•	The delivered element has value to the customer on a standalone basis. The delivered unit will have value on a standalone basis if it is being sold separately by other vendors or the customer could resell the deliverable on a standalone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in control of the Company.
     The arrangement consideration is allocated to the units of accounting based on their fair values. The revenue recognized for the delivered items is limited to the amount that is not contingent upon the delivery or performance of the undelivered items.
     In certain cases, the application of the contingent revenue provisions of EITF Issue No. 00-21 could result in recognizing a loss on the delivered element. In such cases, the cost recognized is limited to the amount of non-contingent revenues recognized and the balance costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance deliverables.

     Revenues from BPO Services are derived from both time-based and unit-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contract with the customers.
     Revenues are shown net of excise duty, sales tax, value added tax, service tax and applicable discounts and allowances
     When the Company receives advance payments from customers for sale of products or provision of services, such payments are reported as advances from customers until all conditions for revenue recognition are met.
     Volume discount. The Company accounts for volume discounts and pricing incentives to customers using the guidance in EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). The discount terms in the Company’s arrangements with customers generally entitle the customer to discounts, if the customer completes a specified level of revenue transactions. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The Company recognizes discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. The Company recognizes the liability based on its estimate of the customer’s future purchases. If the Company cannot reasonably estimate the customer’s future purchases, then the liability is recorded based on the maximum potential level of discount. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment.
     Warranty costs. The Company accrues the estimated cost of warranties at the time when the revenue is recognized. The accruals are based on the Company’s historical experience of material usage and service delivery costs.
     Shipping and handling costs. Shipping and handling costs are included in selling and marketing expenses.
     Inventories. Inventories are stated at the lower of cost and market value. Cost is determined using the weighted-average method for all categories of inventories.
     Investment securities. The Company classifies its debt and equity securities in one of the three categories: trading, held-to-maturity or available-for-sale, at the time of purchase and re-evaluates such classifications as of each balance sheet date. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in income. Temporary unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from income and are reported as a part of other comprehensive income in stockholders’ equity until realized. Realized gains and losses from the sale of trading and available-for-sale securities are determined on a first in first out basis and are included in income. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value with a charge to the income statement. Fair value for mutual fund units is based on published per unit value, which is the basis for current transactions. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost, subject to an impairment charge to the income statement for any other than temporary decline in value.
     Investments in affiliates. The Company’s equity in the earnings/(losses) of affiliates is included in the statement of income and the Company’s share of net assets of affiliates is included in the balance sheet.
     Shares issued by subsidiary/affiliate. The issuance of stock by a subsidiary/affiliate to third parties reduces the proportionate ownership interest in the investee. Unless the issuance of such stock is part of a broader corporate reorganization or unless realization is not assured, the Company recognizes a gain or loss, equal to the difference between the issuance price per share and the Company’s carrying amount per share. Such gain or loss is recognized in the statement of income when the transaction occurs.
     Property, plant and equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method.

Assets under capital lease are amortized over their estimated useful life or the lease term, as appropriate. The estimated useful lives of assets are as follows:

Buildings	30 to 60 years
Plant and machinery	2 to 20 years
Furniture, fixtures and equipment	5 years
Vehicles	4 years
Computer software	2 years
     Software for internal use is primarily acquired from third-party vendors and is in ready to use condition. Costs for acquiring this software are capitalized and subsequent costs are charged to the statement of income. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software.
     Advances paid towards the acquisition of property, plant and equipment outstanding as of each balance sheet date and the cost of property, plant and equipment not ready for use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.
     Business combinations, goodwill and intangible assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, the Company uses the purchase method of accounting for all business combinations consummated after June 30, 2001. Intangible assets acquired in a business combination are recognized and reported apart from goodwill if they meet the criteria specified in SFAS No. 141. Any purchase price allocated to an assembled workforce is not accounted separately.
     In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, all assets and liabilities of the acquired business including goodwill are assigned to the reporting units. The Company does not amortize goodwill but instead tests goodwill for impairment at least annually, using a two step impairment process.
     The fair value of the reporting unit is first compared to its carrying value. The fair value of reporting units is determined using the income approach. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the implied fair value of the reporting unit’s goodwill is compared with the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.
     Intangible assets acquired individually, with a group of other assets or in a business combination are carried at cost less accumulated amortization. The intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. The estimated useful lives of the intangible assets are as follows:

Customer-related intangibles	2 to 5 years
Marketing-related intangibles	2 to 20 years
Technology-based intangibles	5 years
     Start-up costs. Cost of start-up activities including organization costs are expensed as incurred.
     Research and development. Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on equipment and facilities that are acquired or constructed for research and development activities and having alternative future uses is capitalized as tangible assets when acquired or constructed. Software product development costs are expensed as incurred until technological feasibility is achieved.
     Impairment or disposal of long-lived assets. Long-lived assets, including certain identifiable intangible assets, to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Such assets are considered to be impaired if the carrying amount of the assets is higher than the future undiscounted net cash flows expected to be generated from the assets. The impairment amount to be recognized is measured by the amount by which the carrying value of the assets exceeds its fair value.
     The Company measures long-lived assets held-for-sale, at the lower of carrying amount or fair value, less costs to sell.
     Earnings per share. In accordance with SFAS No. 128, Earnings per Share, basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be antidilutive.
     Income taxes. Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax asset is reduced by a valuation allowance if it is more likely than not that some portion or all of the asset will not be realized.
     The income tax provision for the interim periods is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year. Changes in interim periods to tax provisions, for changes in judgments or settlements relating to tax exposure items of earlier years, are recorded as discrete items in the interim period of change.
     Stock-based compensation. Effective April 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment, (SFAS No. 123 (R)), which requires the measurement and recognition of compensation expense for all stock-based payment awards based on the grant-date fair value of those awards. Previously, the Company used the intrinsic value based method, permitted by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock issued to Employees, to account for its employee stock-based compensation plans and had adopted the pro-forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.
     The Company adopted SFAS No.123(R) using the modified prospective application method. Under this approach the Company has recognized compensation expense for share-based payment awards granted prior to, but not yet vested as of April 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123. Pursuant to adoption of SFAS No. 123(R) the Company recognized additional compensation expense of Rs. 123.75 for the nine months ended December 31, 2006.
     SFAS No. 123(R) requires that deferred stock-based compensation previously recorded under APB Opinion No. 25 and outstanding on the date of adoption be eliminated against additional paid-in capital. Accordingly, the deferred compensation balance of Rs. 2,202.42 was eliminated against additional paid-in capital on April 1, 2006.
     Under APB Opinion No. 25, the Company had a policy of recognizing the effect of forfeitures only as they occurred. Accordingly, as required by SFAS No. 123 (R), on April 1, 2006, the Company estimated the number of outstanding instruments, which are not expected to vest and recognized a gain of Rs. 39.09 representing the reversal of compensation cost for such instruments previously recognized in income.

     Had compensation cost, for nine months ended December 31, 2005, been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company’s net income and earnings per share as reported would have been reduced to the pro-forma amounts indicated below:

	Nine months ended
	December 31,
	2005

Net income, as reported	Rs.	14,295.24

Add: Stock–based employee compensation expense included in reported net income, net of tax effects		465.17
Less: Stock-based employee compensation expense determined under fair value based method, net of tax effects		(938.27)

Pro-forma net income	Rs.	13,822.14

Earnings per share: Basic
As reported		10.18
Pro-forma		9.85
Earnings per share: Diluted
As reported		10.07
Pro-forma		9.76
     Derivatives and hedge accounting. The Company purchases forward foreign exchange contracts/option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The strategy also includes purchase of series of short term forward foreign exchange contracts which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur (roll-over hedging). The Company also designates zero-cost collars, which qualify as net purchased options, to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range.
     In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the Company recognizes all derivatives as assets or liabilities measured at their fair value, regardless of the purpose or intent of holding them. In respect of derivatives designated and effective as cash flow hedges, gains or losses resulting from changes in the fair value are deferred and recorded as a component of accumulated other comprehensive income within stockholder’s equity until the hedged transaction occurs and are then recognized in the consolidated statements of income along with the hedged item. The Company assesses hedge effectiveness based on the overall change in fair value of the derivative instrument. However, for derivatives acquired pursuant to roll-over hedging strategies, the forward premium/discount points are excluded from assessing hedge effectiveness.
     Changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments are recognized in consolidated statements of income of each period and are reported within foreign exchange gains/ (losses), net under operating expenses.
     In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company, prospectively, discontinues hedge accounting with respect to that derivative.

     Recent accounting pronouncement
     FASB Interpretation No. 48. In July 2006, the FASB issued Interpretation (FIN) No. 48, Uncertainty in Income Taxes. FIN 48 applies to all tax positions within the scope of SFAS No. 109, Accounting for Income Taxes, and clarifies when and how to recognize tax benefits in the financial statements with a two-step approach of recognition and measurement. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 also requires the enterprise to make explicit disclosures about uncertainties in their income tax positions, including a detailed roll-forward of tax benefits taken that do not qualify for financial statement recognition. The Company is currently evaluating the impact of FIN 48 on the financial statements and will adopt FIN 48 for the fiscal year beginning April 1, 2007.
     SFAS No. 157. In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines ‘fair value’ as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 provides guidance on determination of fair value and lays down the fair value hierarchy to classify the source of information used in fair value measurement. The Company is currently evaluating the impact of SFAS No. 157 on its financial statements and will adopt the provisions of SFAS No. 157 for the fiscal year beginning April 1, 2007.
     SFAS No. 158. In September 2006, the FASB issued SFAS No.158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS No. 158). SFAS No. 158 requires the employer to recognize the funded status of a defined benefit postretirement plan (other than a multiemployer plan), measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation in its statement of financial position. The Statement requires recognition of the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost as a component of other comprehensive income, net of tax. The Statement also requires measurement of defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position. The Company is currently evaluating the impact of SFAS No. 158 on its financial statements and will adopt the provisions of SFAS No. 158 from the end of the fiscal year ending March 31, 2007.
     SAB 108: In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for the Company as of March 31, 2007, allowing a one-time transitional cumulative effect adjustment to beginning retained earnings as of April 1, 2006, for errors that were not previously deemed material, but are material under the guidance in SAB 108. Adoption of SAB 108 will not have a material impact on the Company’s consolidated financial statements.
3. Acquisitions
mPower Software Services Inc. and subsidiaries
     In December 2005, the Company acquired 100% of the equity of mPower Software Services Inc. and subsidiaries (mPower) including the minority shareholding held by MasterCard International in mPact India, a joint venture between MasterCard International and mPower Inc, for an aggregate cash consideration of Rs. 1,274.57. mPower Software Services Inc. is a US based company engaged in providing IT services in the payments service sector.
     As a part of this acquisition, Wipro plans to provide MasterCard with a wide range of services including application development and maintenance, infrastructure services, package implementation, BPO and testing. Wipro believes that through this acquisition, it will be able to expand its domain expertise in the payments service sector and increase the addressable market for IT services.
     The purchase price has been allocated to the acquired assets and liabilities as follows:

Description	Fair value

Net tangible assets	Rs.	185.39
Customer-related intangibles		513.13
Deferred tax liabilities		(177.50)
Goodwill		753.55

Total	Rs.	1,274.57

BVPENTE Beteiligungsverwaltung GmbH and subsidiaries
     In December 2005, the Company acquired 100% of the equity of BVPENTE Beteiligungsverwaltung GmbH and subsidiaries (New Logic). New Logic is a European system-on-chip design company. The consideration included a upfront consideration of Rs. 1,156.54, subject to working capital adjustments, and an earn-out of Euro 26.70 to be determined and paid in the future based on financial targets being achieved over a 3 year period. During the nine months ended December 31, 2006, the Company paid an additional consideration of Rs. 68.76 towards the working capital adjustment. The Company has determined that a portion of the earn-out, up to a maximum of Euro 2.50 is linked to the continuing employment of one of the selling shareholders. The balance earn-out will be recorded as additional purchase price when the contingency is resolved.
     The Company believes that through this acquisition, it has acquired strong domain expertise in semiconductor Intellectual Property (IP) cores and complete system-on-chip solutions with digital, analog mixed signal and Radio Frequency (RF) design services. The acquisition also enables the Company to access over 20 customers in the product engineering sector.
     The purchase price has been allocated to the acquired assets and liabilities as follows:

Description	Fair value

Net tangible assets	Rs.	307.15
Customer-related intangibles		117.40
Technology-based intangibles		95.72
Deferred tax liabilities		(53.00)
Goodwill		758.03

Total	Rs.	1,225.30

cMango Inc. and subsidiaries
     In April 2006, the Company acquired 100% of the equity of cMango Inc. and subsidiaries (cMango). cMango is a provider of Business Service Management (BSM) solutions. The consideration (including direct acquisition costs) included a cash payment of Rs. 884.25 and an earn-out of US$ 12.00 to be determined and paid in the future based on specific financial targets being achieved over a two year period. The earn-out will be recorded as additional purchase price when the contingency is resolved.
     The Company believes that through this acquisition it will expand its operations in the Business Management Services sector. This acquisition also enables the Company to access over 20 customers in the Business Management Services sector.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value

Net tangible assets/(liabilities)	Rs.	(23.08)
Customer-related intangibles		132.64
Deferred tax liabilities		(46.42)
Goodwill		821.11

Total	Rs.	884.25

Northwest Switchgear Limited
     In May 2006, the Company acquired a substantial portion of the business of Northwest Switchgear Limited a manufacturer and distributor of switches, sockets and miniature circuit breakers (collectively ‘the products’) under the trademark/ brand name NorthWest. The consideration (including direct acquisition costs) included a cash payment of Rs 1,131.66 and an earn-out of Rs. 200.00 to be determined and paid in the future based on the achievement of specified revenue levels over a period of four years. Further, the Company has entered into a non-compete and manufacturing agreement with the sellers. Under the manufacturing agreement, the seller will manufacture the products for the Company using certain assets and employees retained by the seller. The manufacturing agreement is for a period of five years. Amounts paid by the Company for such manufacturing services will be recorded through the income statement. The earn-outs which are not linked to any post-acquisition services by the seller will be recorded as additional purchase consideration when the contingency is resolved.
     Based on the guidance in EITF Issue No. 98-3, Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets of a Business, the Company has accounted for this transaction as an acquisition of a business. A significant portion of the consideration has been allocated to the trademark/brand name North-West.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
Net tangible assets	Rs.	33.75
Marketing-related intangibles		1,097.91

Total	Rs.	1,131.66

RetailBox BV and subsidiaries
     In June 2006, the Company acquired 100% of the equity of RetailBox BV and subsidiaries (Enabler). Enabler is in the business of providing comprehensive IT solutions and services. The consideration (including direct acquisition costs) included a cash payment of Rs. 2,442.12 and an earn-out of Euro 11.00 to be determined and paid in the future based on specific financial targets being achieved over a two year period. The earn-out will be recorded as additional purchase price when the contingency is resolved.
     Through this acquisition Wipro aims to provide a wide range of services including Oracle retail implementation, digital supply chain, business optimization and integration. Further, through this acquisition, the Company aims to expand its domain expertise both in the retail and technology services sectors and obtain a presence in five different geographical locations.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
Net tangible assets	Rs.	388.88
Customer-related intangibles		242.55
Deferred tax liabilities		(84.89)
Goodwill		1,895.58

Total	Rs.	2,442.12

Saraware Oy
     In June 2006, the Company acquired 100% of the equity of Saraware Oy (Saraware) a Company involved in providing design and engineering services to telecom companies. The consideration included a cash payment of Rs. 947.25 and an earn-out of Euro 7 to be determined and paid in future based on financial targets being achieved over a period of 18 months. In addition, amounts collected against certain specific reward/ incentive assets at the acquisition date are payable to the sellers. Out of this, the Company has paid

Rs. 68.66 during the period ended December 31, 2006. The earn-out and the additional payments will be recorded as additional purchase price when the related contingencies are resolved.
     Through this acquisition the Company aims to expand its presence in the engineering services sector in Finland and the Nordic region.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
Net tangible assets/(liabilities)	Rs.	186.98
Customer-related intangibles		189.45
Deferred tax liabilities		(66.31)
Goodwill		705.79

Total	Rs.	1015.91

Quantech Global Service
     In July 2006, the Company acquired 100% of the equity of Quantech Global Services LLC and Quantech Global Services Ltd (Quantech). Quantech provides computer aided design and engineering services. The consideration includes an upfront cash payment of Rs. 142.00, a deferred cash payment of US$ 3.00 and an earn-out to be determined and paid in the future based on financial targets being achieved over a period of 36 months.
     Through this acquisition, the Company aims to strengthen its presence in the mechanical engineering design and analysis service sector.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
Net tangible assets/(liabilities)	Rs.	(230.33)
Customer-related intangibles		45.92
Deferred tax liabilities		(16.07)
Goodwill		481.77

Total	Rs.	281.29

Hydrauto Group
     In November 2006, the Company acquired 100% of the equity of Hydrauto Group AB and its subsidiaries (Hydrauto). Hydrauto is engaged in production, marketing and development of customized hydraulic cylinders solution for mobile applications such as mobile cranes, excavator, dumpers and trucks. The consideration (including direct acquisition costs) included a cash payment of Rs. 1412.17.
     The Company believes that this acquisition will give the Company an entry into Europe, access to a customer base built over the past few decades and complementary engineering skills.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
Net tangible assets/(liabilities)	Rs.	201.81
Customer-related intangibles		73.57
Deferred tax liabilities		(24.76)
Goodwill		1,161.55

Total	Rs.	1,412.17

3D Networks
     In November 2006, the Company acquired 100% of the equity of the India, Middle East and SAARC operations of 3D Networks and Planet PSG and their subsidiaries (3D Networks). 3D Networks provides business communication solutions that include consulting, voice, data and converged solutions, and managed services. These specialized solutions are deployed in ITES/IT, telecom, banking and finance, government and service verticals. Planet PSG provides professional services on voice and speech platforms in the Asia Pacific region. The consideration (including direct acquisition costs) includes an upfront cash payment of Rs. 908.27 and a maximum earn-out of US$ 43.78 to be determined and paid in future based on the achievement of financial targets over a 24 month period. The Company believes that this acquisition is a strategic fit as it complements Wipro’s existing practice capabilities and differentiates Wipro as a comprehensive IT solutions provider across verticals.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
Net tangible assets/(liabilities)	Rs.	528.65
Customer-related intangibles		136.24
Deferred tax liabilities		(45.86)
Goodwill		289.24

Total	Rs.	908.27

     For all the above acquisitions except New Logic and mPower, the purchase price has been allocated on a preliminary basis based on the management’s estimates. The Company is in the process of making a final determination of the carrying value of assets and liabilities, which may result in changes in the carrying value of net assets recorded. Finalization of the purchase price allocation based on an independent third party appraisal, in certain cases, may result in certain adjustments to the above allocation.
4. Cash and Cash Equivalents
     Cash and cash equivalents as of March 31, 2006, December 31, 2005 and 2006 comprise of cash, cash on deposit with banks and highly liquid investments.
5. Accounts Receivable
     Accounts receivable are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on present and prospective financial condition of its customers and aging of the accounts receivable. The activity in the allowance for doubtful accounts receivable is given below:

					Year ended
					March 31,
	Nine months ended December 31,				2006
	2005		2006		2006
	((Unaudited))		(Unaudited)
Balance at the beginning of the period	Rs.	846.54	Rs.	1,115.78	Rs.	846.54
Additional provision during the period, net of collections		328.47		213.44		275.24
Bad debts charged to provision		(4.97)		(126.38)		(6.00)

Balance at the end of the period	Rs.	1,170.04	Rs.	1,202.84	Rs.	1,115.78

6. Inventories
     Inventories consist of the following:

	As of December 31,				As of March 31,
	2005		2006		2006
	(Unaudited)		(Unaudited)
Stores and spare parts	Rs.	56.64	Rs.	342.08	Rs.	198.02
Raw materials and components		824.23		1,589.01		692.01
Work-in-process		322.91		532.10		288.73
Finished goods		705.11		1,521.34		885.85

	Rs.	1,908.89	Rs.	3,984.53	Rs.	2,064.61

7. Other Assets
     Other assets consist of the following:

	As of December 31,				As of March 31,
	2005		2006		2006
	(Unaudited)		(Unaudited)
Prepaid expenses	Rs.	1,002.49	Rs.	1,146.73	Rs.	1,107.18
Prepaid rentals for leasehold land		74.89		77.00		74.89
Due from officers and employees		701.94		781.52		753.68
Advances to suppliers		432.78		562.29		467.19
Balances with statutory authorities		108.62		124.74		130.76
Deposits		1,362.61		1,570.21		1,388.89
Corporate deposits		—		600.00		500.00
Advance income taxes		919.96		1,223.91		1,237.33
Derivative asset		96.35		381.35		338.11
Others		928.35		1,785.45		708.99

		5,627.99		8,253.20		6,707.02
Less: Current assets		(4,459.90)		(6,699.39)		(5,463.04)

	Rs.	1,168.09	Rs.	1,553.81	Rs.	1,243.98

8. Investment Securities
     Investment securities consist of the following:

	As of December 31, 2005						As of December 31, 2006
	(Unaudited)						(Unaudited)
			Gross Unrealized						Gross Unrealized
	Carrying Value		Holding Gains		Fair Value		Carrying Value		Holding Gains		Fair Value
Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	30,707.26	Rs.	415.71	Rs.	31,122.97	Rs.	36,934.50	Rs.	673.82	Rs.	37,608.32

	As of March 31, 2006
			Gross Unrealized
	Carrying Value		Holding Gains		Fair Value
Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	29,821.50	Rs.	506.92	Rs.	30,328.42

     Dividends from available-for-sale securities during the nine months ended December 31, 2005 and 2006 were Rs. 595.56 and Rs. 1,107.25, respectively and are included in other income.
9. Property, Plant and Equipment
     Property, plant and equipment consist of the following:

	As of December 31,				As of March 31,
	2005		2006		2006
	(Unaudited)		(Unaudited)
Land	Rs.	1,254.50	Rs.	1,261.14	Rs.	1,261.14
Buildings		4,586.82		5,832.26		4,590.53
Plant and machinery		11,927.96		16,004.17		12,474.35
Furniture, fixtures and equipment		2,868.63		3,720.21		2,996.87
Vehicles		1,274.84		1,670.00		1,324.31
Computer software for internal use		1,573.30		2,360.06		1,625.77
Capital work-in-progress		4,631.35		9,089.85		6,248.51

		28,117.40		39,937.69		30,521.48

	As of December 31,				As of March 31,
	2005		2006		2006
	(Unaudited)		(Unaudited)
Accumulated depreciation and amortization		(11,960.60)		(15,585.40)		(12,744.08)

	Rs.	16,156.80	Rs.	24,352.29	Rs.	17,777.40

     Depreciation expense for the nine months ended December 31, 2005 and 2006 is Rs. 2,255.46 and Rs. 2,863.33 respectively. This includes Rs. 150.60 and Rs. 243.70 as amortization of capitalized internal use software, during the nine months ended December 31, 2005 and 2006, respectively.
10. Goodwill and Intangible Assets
     Information regarding the Company’s intangible assets acquired either individually or in a business combination consists of the following:

	As of December 31,
	2005						2006
			(Unaudited)						(Unaudited)
	Gross carrying		Accumulated				Gross carrying		Accumulated
	amount		amortization		Net		amount		Amortization		Net
Technology-based intangibles	Rs.	34.30	Rs.	26.60	Rs.	7.70	Rs.	130.09	Rs.	66.47	Rs.	63.62
Customer-related intangibles		575.81		554.98		20.83		2,026.73		830.82		1,195.91
Marketing-related intangibles		382.43		68.63		313.80		1,480.50		118.30		1,362.20
Others		0.95		0.95		—		0.95		0.95		—

	Rs.	993.49	Rs.	651.16	Rs.	342.33	Rs.	3,638.27	Rs.	1,016.54	Rs.	2,621.73

	As of March 31, 2006
	Gross carrying		Accumulated
	amount		Amortization		Net
Technology-based intangibles	Rs.	101.00	Rs.	34.07	Rs.	66.93
Customer-related intangibles		1,079.29		600.39		478.90
Marketing-related intangibles		382.43		73.93		308.50
Others		0.95		0.95		—

	Rs.	1,563.67	Rs.	709.34	Rs.	854.33

The movement in goodwill balance is given below:

	Nine months ended December 31,				Year ended
					March 31,
	2005		2006		2006
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	5,614.98	Rs.	7,480.85	Rs.	5,614.98
Goodwill relating to acquisitions		304.14		5,437.97		1,851.01
Adjustment relating to finalization of purchase price allocation		—		(103.60)		—
Effect of translation adjustments		25.82		16.69		14.86

Balance at the end of the period	Rs.	5,944.94	Rs.	12,798.53	Rs.	7,480.85

Goodwill has been allocated to the following reportable segments:

	As of December 31,				As of March 31,
Segment	2005		2006		2006
	(Unaudited)		(Unaudited)
IT Services and Products	Rs.	1,206.48	Rs.	6,572.49	Rs.	2,742.39
BPO Services		3,982.00		3,982.00		3,982.00
India and AsiaPac IT Services and Products		756.46		1,037.69		756.46
Others		—		1,206.35		—

Total	Rs.	5,944.94	Rs.	12,798.53	Rs.	7,480.85

11. Other Current Liabilities
     Other current liabilities consist of the following:

	As of December 31,				As of March 31,
	2005		2006		2006
	(Unaudited)		(Unaudited)
Statutory dues payable	Rs.	1,777.59	Rs.	2,341.01	Rs.	1,820.99
Taxes payable		749.64		1,077.53		610.54
Warranty obligations		607.59		780.52		664.86
Derivative liability		202.88		81.71		12.53
Acquisition-related payables		—		132.75		—
Others		953.01		1,634.33		505.48

	Rs.	4,290.71	Rs.	6,047.85	Rs.	3614.42

The activity in warranty obligations is given below:

	Nine months ended December 31,				Year ended March 31,
	2005		2006		2006
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	361.08	Rs.	664.86	Rs.	361.08
Additional provision during the period		465.19		568.75		601.20
Reduction due to payments		(218.68)		(453.09)		(297.42)

Balance at the end of the period	Rs.	607.59	Rs.	780.52	Rs.	664.86

12. Operating Leases
     The Company leases office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental payments under such leases were Rs. 613.32 and Rs. 1,017.88 for the nine months ended December 31, 2005 and 2006, respectively.
     Details of contractual payments under non-cancelable leases are given below:

	(Unaudited)
Year ending December 31,
2007	Rs.	389.04
2008		388.24
2009		332.57
2010		316.85
2011		252.02
Thereafter		967.48

Total	Rs.	2,646.20

     Prepaid rentals for leasehold land as of March 31, 2006, December 31, 2005 and 2006 amounting to Rs. 74.89, Rs. 74.89 and Rs. 77.00 respectively, represent prepaid operating lease rentals for lands obtained on lease for a period of 60 years and 90 years. The prepaid rentals are being charged over the lease term.
13. Investments in Affiliates
Wipro GE Medical Systems (Wipro GE)
     The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2006, December 31, 2005 and 2006 was Rs. 841.57, Rs. 797.81 and Rs. 1,071.25 respectively. The Company’s equity in the income of Wipro GE for nine months ended December 31, 2005 and 2006 was Rs. 215.40 and Rs. 253.87 respectively.
     In March 2004 and 2005, Wipro GE had received tax demands aggregating Rs. 714.19, including interest, from the Indian income tax authorities for the financial years ended March 31, 2001 and 2002 respectively. The tax demands were primarily on account of transfer pricing adjustments and denial of export benefits and tax holiday benefits claimed by Wipro GE under the Indian Income Tax Act 1961 (Act). Wipro GE has appealed against the said demands before the first appellate authority. Considering the facts and nature of disallowance and based on the opinion of the external legal counsel, Wipro GE believes that the final outcome of the dispute should be in favor of Wipro GE and will not have any material adverse effect on the financial position and overall trends in results of operations. Additionally, in March 2006, Wipro GE received intimation from the Indian income tax authorities for the financial year ended March 31, 2003, proposing transfer pricing adjustments (similar to the claims made for 2001 and 2002) resulting in additional tax demands of Rs. 421.46. Wipro GE has contested the proposed transfer pricing adjustments. Considering the facts and nature of adjustments proposed Wipro GE believes that the ultimate outcome of this intimation should be in its favor. The range of loss due to this contingency is between zero and the amount of the demand raised.
WeP Peripherals
     The Company previously accounted for its 36.9% interest as of March 31, 2006 in WeP Peripherals by the equity method. The carrying value of the equity investment in WeP Peripherals as of March 31, 2006, was Rs. 201.52.
     In December 2006, the Company sold a portion of its interest in WeP Peripherals for a consideration of Rs. 160.00 and recorded a gain of Rs. 47.61. Subsequent to this sale, the Company’s ownership interest in WeP Peripherals reduced to 15% and the Company does not have the ability to exercise significant influence over the operating and financial policies of WeP Peripherals. Accordingly, the Company has subsequently accounted for the investment by the cost method.
W M Netserv
      The carrying value of the equity investment in W M Netserv as of December 31, 2006 was Rs. 131.39. The Company’s equity in the loss of W M Netserv for the nine months ended December 31, 2006 was Rs. 15.40.
14. Financial Instruments and Concentration of Risk
     Derivative financial instruments. The Company is exposed to foreign currency fluctuations on foreign currency assets and forecasted cash flows denominated in foreign currency. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets and foreign currency forecasted cash flows. The counter party is a bank and the Company considers the risks of non-performance by the counterparty as non-material. The forward foreign exchange/option contracts generally mature between one to twelve months and the forecasted transactions are expected to occur during the same period.
     The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As of December 31,		As of March 31,
	2005	2006	2006
	(Unaudited)	(Unaudited)
Forward contracts Sell	$642.69	$456.00	$592.23
	£9.00	£75.60	£4.00
	—	€7.00	—

Net purchased options (sell)	$287.00	$15.00	$254.00
		£3.00	£8.00
Net written options (sell)	$3.00	—	$6.00
	£9.00	—	£5.00
     In connection with cash flow hedges, the Company has recorded Rs. 202.34, Rs. 71.79 and Rs. 115.36 of net gains as a component of accumulated and other comprehensive income within stockholders’ equity as of March 31, 2006, December 31, 2005 and December 31, 2006.

     The following table summarizes activity in the accumulated and other comprehensive income within stockholders’ equity related to all derivatives classified as cash flow hedges during the year ended March 31, 2006, nine months ended December 31, 2005 and 2006.

	As of December 31,				As of March 31,
	2005		2006		2006
	(Unaudited)		(Unaudited)
Balance as at the beginning of the period	Rs.	113.81	Rs.	202.34	Rs.	113.81

Net gains reclassified into net income on occurrence of hedged transactions		(113.81)		(202.34)		(113.81)
Changes in fair value of effective portion of outstanding derivatives		71.79		115.36		202.34

Unrealized gain/ (loss) on cashflow hedging derivatives, net		(42.02)		(86.98)		88.53

Balance as at the end of the period	Rs.	71.79	Rs.	115.36	Rs.	202.34

     As of December 31, 2005 and 2006 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
15. Borrowings from Banks
     The Company has an Indian line of credit of Rs. 6,985.50, a US line of credit of US$ 25.00 and GBP 6 in UK from its bankers for working capital requirements. All the lines of credit are renewable annually. The Indian line of credit bears interest at the prime rate of the bank, which averaged 8.5% and 8.25% for the nine months ended December 31, 2005 and December 31, 2006, respectively. The US line of credit bears interest at 60 basis points over the US$ London Inter-Bank Offered Rate and UK line of credit bears interest at 40 basis points over the GBP London Inter-Bank Offered Rate. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness. During the nine months ended December 31, 2006, as a part of its acquisition, the Company assumed bank borrowings amounting to Rs.366 and Rs.459 for Saraware and Hydrauto Group respectively.
16. Stock Dividend
     In July 2005, the members of the Company approved a stock dividend, effective August 24, 2005, in the ratio of 1 additional equity shares or ADS for every equity share or ADS held. Accordingly, the Company issued 705,893,574 additional shares and has transferred an amount of Rs. 1,161.75 from additional paid in capital and Rs. 250.04 from retained earnings to equity shares. Share and per share data for all periods reported have been adjusted to reflect the stock split effected in the form of stock dividend. In accordance with the shareholder’s approval, capitalization of additional paid in capital and retained earnings aggregating Rs. 1,411.79 has been recorded in the nine months ended December 31, 2005.
17. Equity Shares and Dividends
     Currently, the Company has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.
     In October 2000, the Company made a public offering of its American Depositary Shares, or ADSs, to international investors. The equity shares represented by the ADS carry similar rights as to voting and dividends as the other equity shares.
     In July 2005, the members of the Company approved an increase in the authorized capital of the Company from 750,000,000 to 1,650,000,000 shares.
     Dividends are paid in Indian rupees. Indian law mandates that any dividend, exceeding 10% of the equity shares, can be declared out of distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Also, the remittance of dividends outside India is governed by Indian law on foreign exchange. Dividend payments are also subject to applicable taxes.

     In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.
     The Company declared cash dividends of Rs. 3,997.74 and Rs. 8,123.04 during the nine months ended December 31, 2005 and 2006, respectively. The dividends declared per share were Rs. 2.50 and Rs. 5.00 during the nine months ended December 31, 2005 and 2006 respectively.
18. Retained Earnings
     The Company’s retained earnings as of March 31, 2006, December 31, 2005 and 2006 include restricted retained earnings of Rs. 9.50, Rs. 9.50 and Rs. 9.50, respectively, which are not distributable as dividends under Indian laws. These relate to requirements regarding earmarking a part of the retained earnings on redemption of preference shares.
     Retained earnings as of March 31, 2006, December 31, 2005 and 2006, also include Rs. 922.01, Rs. 867.03 and Rs. 1,007.00, respectively, of undistributed earnings in equity of affiliates.
19. Other Income, Net
     Other income consists of the following:

	Nine months ended December 31,
	2005		2006
	(Unaudited)		(Unaudited)
Interest income	Rs.	110.83	Rs.	224.12
Dividend income		595.56		1,107.25
Gain/(loss) on sale of liquid and short-term mutual funds		163.67		316.44
Others		3.97		35.62

	Rs.	874.03	Rs.	1,683.43

20. Shipping and Handling Costs
     Selling and marketing expenses for the nine months ended December 31, 2005 and 2006, include shipping and handling costs of Rs. 396.46 and Rs. 492.31 respectively.
21. Income Taxes
     Income taxes have been allocated as follows:

	Nine months ended December 31,
	2005		2006
	(Unaudited)		(Unaudited)
Continuing operations	Rs.	2,366.25	Rs.	3,126.98
Stockholders equity for:
Income tax benefits relating to employee stock incentive plan recorded in stockholders’ equity		69.34		64.52
Unrealized gain/(loss) on investment securities		85.20		59.04

Total income taxes	Rs.	2,520.79	Rs.	3,250.54

     Income taxes relating to continuing operations consist of the following:

	Nine months ended December 31,
	2005		2006
	(Unaudited)		(Unaudited)
Current taxes
Domestic	Rs.	993.74	Rs.	1,514.56
Foreign		1,330.42		1,652.46

	Rs.	2,324.16	Rs.	3,167.02

Deferred taxes
Domestic		42.09		(16,33)
Foreign		—		(23.71)

		42.09		(40.04)

Total income tax expense	Rs.	2,366.25	Rs.	3,126.98

     During the nine months ended December 31, 2006, the Company recorded a net reversal of tax provision of Rs. 203.10 relating to certain prior years.
22. Employee Stock Incentive Plans
     Wipro Equity Reward Trust (WERT). In 1984, the Company established a controlled trust called the WERT. Under this plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company’s Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders’ equity.
     The movement in the shares held by the WERT is given below:

	Nine months ended		Year ended
	December 31,		March 31,
	2005	2006	2006
	(Unaudited)	(Unaudited)
Shares held at the beginning of the period	7,893,060	7,869,060	7,893,060
Shares granted to employees	(24,000)	—	(24,000)
Grants forfeited by employees	—	—	—

Shares held at the end of the period	7,869,060	7,869,060	7,869,060

     Compensation cost is amortized on a straight-line basis over the vesting period of the shares. The compensation cost, net of reversals, for the nine months ended December 31, 2005 and 2006, was Rs. 10.14 and Rs. Nil respectively.
     Wipro Employee Stock Option Plan 1999 (1999 Plan). In July 1999, the Company established the 1999 Plan. Under the 1999 Plan, the Company is authorized to issue up to 30 million equity shares to eligible employees. Employees covered by the 1999 Plan are granted an option to purchase shares of the Company subject to the requirements of vesting.
     Stock option activity under the 1999 Plan is as follows:

	Nine months ended December 31, 2005 (Unaudited)
					Weighted-
					average
				Weighted-	remaining
	Shares arising	Range of exercise		average exercise	contractual
	out of options	prices		price	life(months)
Outstanding at the beginning of the period	4,201,953	Rs.	171 – 181	181	6 months
	9,259,654		309 – 421	311	14 months
Forfeited during the period	(40)		171 – 181	181	—
	(217,805)		309 – 421	315	—
Exercised during the period	(4,132,091)		171 – 181	181	—
	(3,625,460)		309 – 421	309	—
Lapsed during the period	(69,822)		171 – 181	181	—
	—		309 – 421	—	—

Outstanding at the end of the period	—		171 – 181	—	—
	5,416,389		309 – 421	311	6 months

Exercisable at the end of the period	—		171 – 181	—	—
	5,416,389		309 – 421	311	6 months

	Nine months ended December 31, 2006 (Unaudited)
				Weighted-
			Weighted-	average
	Shares	Range of	average	remaining
	arising out	exercise	exercise	contractual
	of options	prices	price	life(months)
Outstanding at the beginning of the period	3,978,313	309 – 421	312	3 months
Forfeited during the period	(10,500)	309 – 421	309	—
Exercised during the period	(3,902,518)	309 – 421	312	—
Lapsed during the period	(62,295)	309 – 421	312	—

Outstanding at the end of the period	—	—	—	—
Exercisable at the end of the period	—	—	—	—
     Wipro Employee Stock Option Plan 2000 (2000 Plan). In July 2000, the Company established the 2000 Plan. Under the 2000 Plan, the Company is authorized to issue up to 150 million equity shares to eligible employees. Employees covered by the 2000 Plan are granted options to purchase equity shares of the Company subject to vesting.
Stock option activity under the 2000 Plan is as follows:

	Nine months ended December 31, 2005 (Unaudited)
						Weighted-
						average
				Weighted-		remaining
	Shares	Range of		average		contractual
	arising out	exercise		exercise		life
	of options	prices		price		(months)
Outstanding at the beginning of the period	382,096	Rs.	172 – 256		231	48 months
	25,368,916		265 – 396		266	47 months
	11,224,066		397 – 458		398	31 months

Forfeited during the period	(17,100)		172 – 256		229	—
	(671,314)		265 – 396		267	—
	(741,150)		397 – 458		398	—

Exercised during the period	(63,830)		172 – 256		229	—
	(3,795,457)		265 – 396		265	—
	(326,705)		397 – 458		397	—

Lapsed during the period	—		172 – 256		—	—
	(9,450)		265 – 396		396	—
	(475,245)		397 – 458		398	—

Outstanding at the end of the period	301,166		172 – 256		231	39 months
	20,892,695		265 – 396		266	38 months
	9,680,966		397 – 458		398	22 months

Exercisable at the end of the period	192,736		172 – 256		231	39 months
	12,563,407		265 – 396		267	38 months
	9,678,266	Rs.	397 – 458	Rs.	398	22 months

	Nine months ended December 31, 2006 (Unaudited)
				Weighted-
				average
			Weighted-	remaining
	Shares	Range of	average	contractual
	arising out	exercise	exercise	life
	of options	prices	price	(months)
Outstanding at the beginning of the period	281,776	172 – 255	233	37 months
	19,325,225	265 – 396	266	35 months
	7,987,640	397 – 458	399	19 months

Forfeited during the period	(55,920)	172 – 255	220	—
	(865,461)	265 – 396	264	—
	—	397 – 458	—	—

Exercised during the period	(53,300)	172 – 255	224	—
	(4,063,451)	265 – 396	267	—
	(3,699,089)	397 – 458	399	—

Lapsed during the period	—	172 – 255	—	—
	—	265 – 396	—	—
	(4,200)	397 – 458	397	—

Outstanding at the end of the period	172,556	172 – 255	241	28 months
	14,396,313	265 – 396	266	26 months
	4,284,351	397 – 458	398	10 months

Exercisable at the end of the period	151,940	172 – 255	241	27 months
	11,549,648	265 – 396	266	26 months
	4,284,351	397 – 458	398	10 months

     Stock Option Plan (2000 ADS Plan). In April 2000, the Company established the 2000 ADS Plan. Under the 2000 ADS Plan, the Company is authorized to issue options to purchase up to 9 million American Depositary Shares (ADSs) to eligible employees. Employees covered by the 2000 ADS Plan are granted an option to purchase ADSs representing equity shares of the Company subject to the requirements of vesting.
     Stock option activity under the 2000 ADS Plan is as follows:

	Nine months ended December 31, 2005 (Unaudited)
				Weighted
				average
			Weighted-	remaining
	Shares	Range of	average	contractual
	arising out	exercise	exercise	life
	of options	prices	price	(months)
Outstanding at the beginning of the period	291,900	$3.46 – 5.01	$4.39	46 months
	1,960,214	5.82 – 6.90	6.41	36 months

Exercised during the period	(113,000)	3.46 – 5.01	4.48	—
	(414,486)	5.82 – 6.90	6.60	—

Outstanding at the end of the period	178,900	3.46 – 5.01	4.34	34 months
	1,545,728	5.82 – 6.90	6.38	24 months

Exercisable at the end of the period	132,425	3.46 – 5.01	4.35	34 months
	1,304,420	$5.82 – 6.90	$6.44	24 months

	Nine months ended December 31, 2006 (Unaudited)
				Weighted
				average
			Weighted-	remaining
	Shares	Range of	average	contractual
	arising out	exercise	exercise	life
	of options	prices	price	(months)
Outstanding at the beginning of the period	126,250	3.46 – 5.01	4.49	33 months
	1,138,356	5.82 – 6.90	6.39	24 months

Exercised during the period	(45,850)	3.46 – 5.01	4.34	—
	(637,803)	5.82 – 6.90	6.60	—

Outstanding at the end of the period	80,400	3.46 – 5.01	4.58	21 months
	500,553	5.82 – 6.90	6.13	14 months

Exercisable at the end of the period	80,400	3.46 – 5.01	4.58	21 months
	500,553	5.82 – 6.90	6.13	14 months

     Restricted Stock Unit Plans: In June 2004, the Company established a rupee option plan titled Wipro Restricted Stock Unit Plan (WRSUP 2004) and a dollar option plan titled Wipro ADS Restricted Stock Unit Plan (WARSUP 2004). The Company is authorized to issue up to 12 million options to eligible employees under each plan. Options under the plan will be granted at a nominal exercise price (par value of the equity shares).
     These options generally vest ratably at the end of each year over a period of five years from the date of grant. Upon vesting the employees can acquire one equity share for every option. The options are subject to forfeiture if the employee terminates employment before vesting. The excess of market price on the date of grant over the exercise price payable by the employees is recognized as compensation cost. The Company has elected to amortize the compensation cost on a straight-line basis over the vesting period.

     Stock option activity under WRSUP 2004 plan is as follows:

	Nine months ended December 31, 2005 (Unaudited)
				Weighted-average
				remaining
	Shares arising out			contractual life
	of options	Exercise price		(months)
Outstanding at the beginning of the period	9,519,656	Rs.	2	66 months

Exercised during the period	(1,013,830)		2	—
Forfeited during the period	(528,660)		2	—

Outstanding at the end of the period	7,977,166		2	57 months

Exercisable at the end of the period	725,693	Rs.	2	57 months

	Nine months ended December 31, 2006 (Unaudited)
				Weighted-average
				remaining
	Shares arising out			contractual life
	of options	Exercise price		(months)
Outstanding at the beginning of the period	7,598,174		2	54 months
Granted during the period.	2,492,560		2	72 months
Forfeited during the period	(463,816)		2	—
Exercised during the period	(1,503,874)		2	—

Outstanding at the end of the period	8,123,044		2	51 months

Exercisable at the end of the period	690,790	Rs.	2	51 months

     Stock option activity under WARSUP 2004 plan is as follows:

	Nine months ended December 31, 2005 (Unaudited)
			Weighted-average
			remaining
	Shares arising out		contractual life
	of options	Exercise price	(months)
Outstanding at the beginning of the period	1,536,100	$0.04	66 months

Exercised during the period	(113,200)	0.04	—
Forfeited during the period	(370,940)	0.04	—

Outstanding at the end of the period	1,051,960	0.04	57 months

Exercisable at the end of the period	145,440	$0.04	57 months

	Nine months ended December 31, 2006 (Unaudited)
			Weighted-average
			remaining
	Shares arising out		contractual life
	of options	Exercise price	(months)
Outstanding at the beginning of the period	1,000,720	$0.04	54 months
Granted during the period	918,130	$0.04	72 months
Exercised during the period	(142,170)	$0.04	—
Forfeited during the period	(123,400)	0.04	—

Outstanding at the end of the period	1,653,280	0.04	56 months

Exercisable at the end of the period	174,630	$0.04	56 months

     Restricted Stock Unit Plan 2005. In July 2005, the Company established a new option plan titled Wipro Employee Restricted Stock Unit Plan 2005 (WRSUP 2005). The Company is authorized to issue up to 12 million options to eligible employees under the plan. Options under the plan will be granted at a nominal exercise price (par value of the equity shares).

     Stock option activity under WRSUP 2005 plan is as follows:

	Nine months ended December 31, 2006 (Unaudited)
			Weighted-average
			remaining
	Shares arising		contractual life
	out of options	Exercise price	(months)
Outstanding at the beginning of the period	—	—	—
Granted during the period	3,576,466	2	72 months
Forfeited during the period	(152,097)	2	—

Outstanding at the end of the period	3,424,369	2	66 months

Exercisable at the end of the period	—	—	66 months

     During the nine months ended December 31, 2005 and December 31, 2006 the Company has recognized Rs. 498.03 and Rs. 897.61 of stock compensation cost. The compensation cost has been allocated to cost of revenues and operating expenses as follows:

	Nine months ended		Nine months ended
	December 31, 2005		December 31, 2006
	(Unaudited)		(Unaudited)
Cost of revenues	Rs.	334.43	Rs.	704.06
Selling and marketing expenses		59.48		107.00
General and administrative expenses		104.12		86.55

	Rs.	498.03	Rs.	897.61

     As of December 31, 2005 and December 31, 2006, the unamortized compensation cost relating to the above plan aggregated Rs. 2,385.79 and Rs. 4,514.31 which will be amortized over the balance vesting period.
     In the stock option activity table for the 1999 Plan, 2000 Plan and 2000 ADS Plan, the Company inadvertently had not reflected the impact of options lapsed. Additionally, the Company had not reported the correct weighted average contractual life for the 2000 Plan and the 2000 ADS Plan. In the current period, the disclosures have been suitably amended. These matters had no impact on the amounts reported in the financial statements.
23. Earnings Per Share
     A reconciliation of equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Nine months ended December 31,
	2005		2006
	(Unaudited)		(Unaudited)
Earnings
Net income	Rs.	14,295.24	Rs.	20,555.11

Equity shares
Weighted average number of equity shares outstanding		1,403,858,212		1,424,271,318
Effect of dilutive equivalent shares-stock options		16,067,790		18,629,919

Weighted average number of equity shares and equivalent shares outstanding		1,419,926,002		1,442,901,237

     Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share.
24. Employee Benefit Plans
     Gratuity. In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance

Corporation of India (LIC). Under this plan, the settlement obligation remains with the Company, although the Life Insurance Corporation of India administers the plan.
     Net gratuity cost for the nine months ended December 31, 2005 and 2006 included:

	Nine months ended December 31,
	2005		2006
	(Unaudited)		(Unaudited)
Service cost	Rs.	119.37	Rs.	288.09
Interest cost		37.90		45.47
Expected return on assets		(31.38)		(37.72)
Adjustment (1)		0.00		(62.65)

Net gratuity cost	Rs.	125.89	Rs.	233.19

(1)	Till March 31, 2006 for certain category of employees, the Company inadvertently recorded and disclosed a defined benefit plan as a defined contribution plan. During the nine months ended December 31, 2006, the Company has recorded an adjustment of Rs 62.65 as a credit to the income statement to record this plan as a defined benefit plan. The impact of this adjustment is not material to the income statement, accrued liability/(prepaid asset) and the overall financial statement presentation.
     Superannuation. Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the LIC. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions.
     Provident fund. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s salary. A portion of the contribution is made to the provident fund trust established by the Company, while the remainder of the contribution is made to the Government’s provident fund. The Government mandates the annual yield to be provided to the employees on their corpus. The Company has an obligation to make good the shortfall, if any, between the yield on the investments of trust and the yield mandated by the Government.
     The Company contributed Rs. 508.84 and Rs. 669.40 to various defined contribution and benefit plans during the nine months ended December 31, 2005 and 2006, respectively.
25. Sale of accounts receivables/employee advances
     From time to time, in the normal course of business, the Company transfers accounts receivables and employee advances (financials assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and accordingly the transfers are recorded as sale of financial assets. The sale of financial assets may be with or without recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the agreement with the banks. Additionally, the Company retains servicing responsibility for the transferred financial assets. Gains and losses on sale of financial assets are recorded based on the carrying value of the financial assets, fair value of servicing liability and recourse obligations. Loss / profit on sale is recorded at the time of sale.
     During the nine months ended December 31, 2005 and 2006, the Company transferred financial asset of Rs. 258.67 and Rs. 281.00 respectively under such arrangements and has included the proceeds in net cash provided by operating activities in the consolidated statements of cashflows. This transfer resulted in losses of Rs. 9.28 and Rs. 4.60 for the nine months ended December 31, 2005 and 2006 respectively. As at December 31, 2005 and 2006 the maximum recourse obligation in respect of the transferred financial assets is Rs.25.87 and Rs.28.10 respectively.

26. Commitments and Contingencies
     Capital commitments. As of March 31, 2006, December 31, 2005 and 2006, the Company had committed to spend approximately Rs. 1,714.22, Rs. 2,179.12 and Rs. 2,129.50 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.
     Other commitments. The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future would be a retroactive levy of import duty on certain computer hardware previously imported duty free. As of December 31, 2006, the Company has met all commitments required under the plan.
     As of December 31, 2005 and 2006, the Company had contractual obligations to spend approximately Rs. 1,535.40 and Rs. 2,777.65 respectively; under purchase obligations which include commitments to purchase goods or services of either fixed or minimum quantity that meet certain criteria.
     Guarantees. As of March 31, 2006, December 31, 2005 and 2006 performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 2,941.20, Rs. 2,316.50 and Rs. 4,327.36 respectively, as part of the bank line of credit.
     Contingencies and lawsuits.
     The Company had received demands from the Indian income tax authorities for the financial years ended March 31, 2001 and 2002 aggregating to Rs. 5,231.72. The tax demands were primarily on account of denial of deduction claimed by the Company under Section 10A of the Indian Income Tax Act 1961 (‘Act’), in respect of profits earned by its undertakings in certain Software Technology Parks at Bangalore. The Company had appealed against the said demands. In March 2006, the first income tax appellate authority substantially upheld the deductions claimed by the Company under Section 10A of the Act, which vacates a substantial portion of the demands for these years.
     In March 2006 and December 2006, the Company received additional tax demand on similar grounds as 2001 and 2002, for the financial year ended March 31, 2003 and March 31, 2004. The aggregate demand is Rs 5,895.96 (including interest of Rs.1,503.71). The Company has filed an appeal against the demands.
     Considering the facts and nature of disallowance, the order of the appellate authority upholding the claims of the Company for financial year ended March 31, 2001 and 2002, the Company believes that the final outcome of the dispute should be positive in favor of the Company and there should not be any material impact on the financial statements. The range of loss relating to these contingencies is between zero and the amount of the demand raised.
     Certain other income-tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings.
     Additionally, the Company is also involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. There are no such matters pending that Wipro expects to be material in relation to its business.
27. Segment Information
     The Company is currently organized by segments, including Global IT Services and Products (comprising of IT Services and BPO Services segments), India and AsiaPac IT Services and Products, Consumer Care and Lighting and ‘Others’.

     The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segments. Return on capital employed is calculated as operating income divided by the average of the capital employed at the beginning and at the end of the period.
     Operating segments with similar economic characteristics and complying with other aggregation criteria specified in SFAS No. 131 have been combined to form the Company’s reportable segments. Consequently, IT Services and BPO services qualify as reportable segments under Global IT Services and Products.
     The IT Services segment provides research and development services for hardware and software design to technology and telecommunication companies, software application development services to corporate enterprises. The BPO services segment provides Business Process Outsourcing services to large global corporations.
     The Company acquired mPower, New Logic, cMango, Enabler, Saraware Oy and Quantech. The operations of mPower, New Logic, cMango, Enabler, Saraware Oy and Quantech, which are a component of IT Services and Products, are currently reviewed by CODM separately and have accordingly been reported as ‘Acquisitions’.
     The India and AsiaPac IT Services and Products segment focuses primarily on addressing the IT and electronic commerce requirements of companies in India, MiddleEast and AsiaPacific region.
     The Consumer Care and Lighting segment manufactures, distributes and sells soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market.
     ‘Others’ consist of business segments that do not meet the requirements individually for a reportable segment as defined in SFAS No. 131. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling items.
     Segment data for previous periods has been reclassified on a comparable basis. Information on reportable segments is as follows:

	Nine months ended December 31, 2005 (Unaudited)
									India and
	Global IT Services and Products								AsiaPac IT		Consumer
					BPO				Services and		Care and				Reconciling
	IT Services		Acquisitions		Services		Total		Products		Lighting		Others		Items		Entity Total
Revenues	Rs.	52,190.13	Rs.	58.87	Rs.	5,585.17	Rs.	57,834.17	Rs.	11,180.73	Rs.	4,141.75	Rs.	2,408.73	Rs.	-	Rs.	75,565.38

Exchange rate fluctuations		(371.34)		(0.50)		(52.38)		(424.22)		0.24		(0.99)		4.50		420.47		—

Total revenues		51,818.79		58.37		5,532.79		57,409.95		11,180.97		4,140.76		2,413.23		420.47		75,565.38
Cost of revenues		(33,307.01)		(30.68)		(4,264.72)		(37,602.41)		(8,566.71)		(2,623.45)		(1,794.77)		—		(50,587.34)
Selling and marketing expenses		(2,850.36)		(5.27)		(42.45)		(2,898.08)		(1,015.62)		(848.86)		(173.58)		(15.98)		(4,952.12)
General and administrative expenses		(2,417.14)		(7.25)		(576.44)		(3,000.83)		(627.17)		(75.89)		(81.57)		(53.07)		(3,838.53)
Research and development expenses		(141.35)		—		—		(141.35)		—		—		—		—		(141.35)
Amortization of intangible assets		(8.00)		—		(3.71)		(11.71)		(8.00)		(15.91)		—		—		(35.62)
Exchange rate fluctuations		—		—		—		—		—		—		—		(500.33)		(500.33)

Others, net		(3.04)		0.40		—		(2.64)		4.20		10.02		11.84		22.36		45.78

Operating income of segment (1)	Rs.	13,091.89	Rs.	15.57	Rs.	645.47	Rs.	13,752.93	Rs.	967.67	Rs.	586.67	Rs.	375.15	Rs.	(126.55)	Rs.	15,555.87

Total assets of segment (3)	Rs.	32,899.54	Rs.	3,282.86	Rs.	10,786.32	Rs.	46,968.72	Rs.	6,536.40	Rs.	2,106.88	Rs.	2,327.46	Rs.	33,963.91	Rs.	91,903.37
Capital employed (3)		20,894.73		2,760.92		9,840.82		33,496.47		2,525.11		1,065.22		1,634.53		33,684.15		72,405.48
Return on capital Employed (2),(3)		82%		—		10%		58%		63%		78%		—		—		—

	Nine months ended December 31, 2005 (Unaudited)
					India and
	Global IT Services and Products				AsiaPac IT	Consumer
			BPO		Services and	Care and		Reconciling
	IT Services	Acquisitions	Services	Total	Products	Lighting	Others	Items	Entity Total
Accounts receivable	13,862.30	223.35	891.18	14,976.83	2,756.66	551.68	740.65	—	19,025.84
Cash and cash equivalents and investments in liquid and short-term mutual funds	915.08	604.41	3,224.78	4,744.27	125.22	62.40	435.56	30,035.00	35,402.45
Depreciation	1,604.10	2.16	439.86	2,046.12	83.14	55.54	42.67	27.99	2,255.46

	Nine months ended December 31, 2006 (Unaudited)
					India and
	Global IT Services and Products				AsiaPac IT	Consumer
			BPO		Services and	Care and		Reconciling
	IT Services	Acquisitions	Services	Total	Products	Lighting	Others	Items	Entity Total
Revenues	70,497.05	3,293.39	6,773.76	80,564.20	16,088.86	5,451.34	3,981.81		106,086.21
Exchange rate fluctuations	(209.31)	(11.05)	(20.84)	(241.20)	1.78	3.07	9.21	227.15	0.01

Total revenues	70,287.74	3,282.33	6,752.92	80,322.99	16,090.65	5,454.41	3,991.02	227.15	106,086.22
Cost of revenues	(45,688.80)	(2,907.84)	(4,520.68)	(53,117.32)	(12,464.15)	(3,558.63)	(3,242.81)	—	(72,382.97)
Selling and marketing expenses	(3,476.17)	(87.47)	(65.82)	(3,629.46)	(1,422.30)	(1,036.09)	(275.91)	(25.00)	(6,388.75)
General and administrative expenses	(3,003.58)	(373.08)	(694.11)	(4,070.77)	(884.35)	(94.25)	(206.20)	(84.72)	(5,340.25)
Research and development expenses	(204.45)	—	—	(204.45)	—	—	—	—	(204.45)
Amortization of intangible assets	—	(163.02)	(3.71)	(166.73)	(17.59)	(44.21)	(3.07)	—	(231.59)
Exchange rate fluctuations	—	—	—	—	—	—	—	(227.15)	(227.16)
Others, net	261.23	2.20	0.1	263.53	9.56	19.96	52.52	24.24	369.81

Operating income of segment (1)	18,175.97	(246.88)	1,468.69	19,397.78	1,311.82	741.18	315.55	(85.53)	21680.86

Total assets of segment (3)	47,059.57	11,309.08	7,410.39	65,779.04	10,197.82	4,075.21	6,462.43	41,913.49	128,428.01
Capital employed (3)	30,456.54	10,126.54	6,048.37	46,721.45	3,970.28	2,628.06	4,589.36	41,412.82	99,323.23
Return on capital Employed (2),(3)	83%	(5%)	24%	59%	54%	50%	—	—	32%
Accounts receivable	18,777.94	1,074.03	1,056.64	20,908.61	4,214.33	718.88	1,062.67	—	26,904.50
Cash and cash equivalents and investments in liquid and short-term mutual funds	2,099.94	2,410.94	57.20	4,568.07	261.36	66.91	45.05	37,418.66	42,360.06
Depreciation	1,967.74	146.45	466.98	2,581.17	123.05	77.48	70.69	10.95	2,863.33

(1)	Operating income of IT Services, BPO Services, India and AsiaPac IT Services and Products, Consumer Care and Lighting, Others and Reconciling Items is after Rs. 405.42, Rs. 17.24, Rs. 30.02, Rs. 6.08, Rs. 6.98 and Rs. 32.30 for the nine months ended December 31, 2005 & Rs. 773.16, Rs. 35.10, Rs. 51.61, Rs. 15.39, Rs. 8.66 and Rs. 13.47 for the nine months ended December 31, 2006, respectively, of stock compensation cost arising from the grant of options.

(2)	Return on capital employed is computed based on the average of the capital employed at the beginning and at the end of the period.

(3)	The total assets, capital employed and return on capital employed for the India and AsiaPac IT Services and Products segment excludes the impact of certain acquisition-related goodwill relating to the segment. This goodwill of Rs. 656.24 as of December 31, 2005 and 2006 has been reported as a component of reconciling items.
     The Company has four geographic segments: India, United States, Europe and Rest of the world.
     Revenues from the geographic segments based on domicile of the customer are as follows:

	Nine months ended December 31,
	2005		2006
	(Unaudited)
India	Rs.	15,938.85	Rs.	21,353.29
United States		37,805.29		53,214.47
Europe		17,290.39		25,093.80
Rest of the world		4,530.85		6,424.65

	Rs.	75,565.38	Rs.	106,086.21

     Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Readers are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend” ,“could”, “may”, “plan”, “predict”, “should”, “would”, “will” and “expect” and other similar expressions as they relate to the company or our business are intended to identify such forward-looking statements. These forward–looking statements speak only as of the date of this report, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2006 and our Quarterly Report on Form 6-K for the three months ended June 30, 2006, as well as the other factors discussed in this report. Readers are cautioned not to place undue reliance on these forward-looking statements. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.
Overview
     We are a leading global information technology, or IT, services company founded in 1945, and headquartered in Bangalore, India. We provide a comprehensive range of IT services, software solutions and research and development services in the areas of hardware and software design to the leading companies worldwide. We use our development centers located in India and around the world, quality processes and global resource pool to provide cost effective IT solutions and deliver time-to-market and time-to-development advantages to our clients. We also provide business process outsourcing, or BPO, services.
     In India, we are a leader in providing IT solutions and services. We also have a profitable presence in the Indian markets for consumer products and lighting.
     We have the following principal business segments:
•	Global IT Services and Products. Our Global IT Services and Products segment provides IT services to customers in the Americas, Europe and Japan and BPO Services to clients in North America, Europe, Australia and other markets. The range of IT services we provide includes IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, testing services and research and development services in the areas of hardware and software design. Our services offerings in BPO Services include customer interaction services, finance and accounting services and process improvement services for repetitive processes.

Operating segments with similar economic characteristics and which comply with segment aggregation criteria specified in US GAAP have been combined to form our reportable segments. Consequently, IT Services and Products and BPO Services qualify as reportable segments under Global IT Services and Products.
     In December 2005, we acquired 100% of the equity of mPower Software Service Inc. and subsidiaries, a U.S. based company in the payment processing sector, for an aggregate cash consideration equal to Rs. 1,275 million (US$ 28 million). Pursuant to the terms of this acquisition, we also acquired 100% of the equity of MPact India, a joint venture between MasterCard International and mPower Software Services Inc..
     In December, 2005, we acquired 100% of the equity of BVPENTE Beteiligungsverwaltung GmbH and subsidiaries (New Logic). New Logic is a European system-on-chip design company. The consideration included an upfront cash consideration of Rs. 1,157 million, subject to working capital adjustments, and an earn-out of Euro 27 million to be determined and paid in the future based on certain financial targets being achieved over a three year period. During the nine months ended December 31, 2006, we paid an additional consideration of Rs. 69 million towards the working capital adjustment. We have determined that a portion of the earn-out, up to a maximum of Euro 2.50 million that is linked to the continuing employment of one of the selling shareholders is compensatory in nature. The balance earn-out will be recorded as additional purchase price when the contingency is resolved.
     In April 2006, we acquired 100% of the equity of cMango Inc. and subsidiaries (cMango). cMango is a provider of Business Service Management (BSM) solutions. The consideration included a cash payment of Rs. 884 million and an earn-out of US$ 12 million to be determined and paid in the future based on specific financial metrics being achieved over a two year period. The earn-out will be recorded as additional purchase price when the contingency is resolved.
     In May 2006, we acquired a substantial portion of the business of North-west Switchgear Limited, a manufacturer and distributor of switches, sockets and miniature circuit breakers (collectively ‘the products’) under the trademark/ brand name ‘North-West’. The consideration (including direct acquisition costs) amounted to Rs. 1,132 million and an earn-out of Rs. 200 million to be determined and paid in the future based on achievement of specified revenue levels over a period of four years. Further, we entered into a non-compete and manufacturing agreement with the sellers. Under the manufacturing agreement, the seller will manufacture the products for Wipro by certain assets and employees retained by the seller. The manufacturing agreement is for a period of five years. Amounts paid by us for such manufacturing services will be recorded through the income statement. The earn-outs which are not linked to any post-acquisition services by the seller will be recorded as additional purchase consideration when the contingency is resolved. Based on the guidance in EITF Issue No. 98-3, ‘Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets of a Business’, we have accounted for this transaction as an acquisition of a business. A significant portion of the consideration has been allocated to the trademark/brand name North-West.
     In June 2006, we acquired 100% of the equity of RetailBox BV and subsidiaries (Enabler). Enabler is in the business of providing comprehensive IT solutions and services. The consideration included a cash payment of Rs. 2,442 million and an earn-out of Euro 11 million to be determined and paid in the future based on specific financial metrics being achieved over a two year period. The earn-out will be recorded as additional purchase price when the contingency is resolved.
     In June 2006, we acquired 100% of the equity of Saraware Oy (Saraware) a company involved in providing design and engineering services to telecom companies. The consideration included a cash payment of Rs. 947 million and an earn-out of Euro 7 million to be determined and paid in future based on certain financial targets being achieved over a period of eighteen months.
     In July 2006, we acquired 100% of the equity of Quantech Global Services LLC and Quantech Global Services Ltd (Quantech). Quantech is in the business of providing computer aided design and engineering services. The consideration included an upfront cash payment of Rs. 142 million, a deferred cash payment of US$ 3 million and an earn-out to be determined and paid in the future based on financial targets being achieved over a period of 36 months. Through this acquisition, we aim to strengthen our presence in the mechanical engineering design and analysis service sector.
     In November 2006, we acquired 100% of the equity of Hydrauto Group AB and its subsidiaries (Hydrauto). Hydrauto is engaged in the production, marketing and development of customized hydraulic cylinders solutions for mobile applications such as mobile cranes, excavator, dumpers and trucks. The consideration includes an upfront cash payment of Rs. 1412 million. We believe that this acquisition will give us an entry into Europe, access to a customer base built over the past few decades and complementary engineering skills.
     In November 2006, we acquired 100% of the equity of the India, Middle East and SAARC operations of 3D Networks and Planet PSG and their subsidiaries (3D Networks). 3D Networks provides business communication solutions that include consulting, voice, data and converged solutions, and managed services. These specialized solutions are deployed in ITES/IT, telecom, banking and finance, government and service verticals. Planet PSG provides professional services on voice and speech platforms in the Asia Pacific region. The consideration includes an upfront cash payment of Rs. 908 million and a maximum earn out of US$ 44 million to be determined and paid in future based on the achievement of financial targets over a 24 month period.

     Our Global IT Services and Products segment accounted for 76% of our revenue and 89% of our operating income for the nine months ended December 31, 2006. Of these percentages, our IT Services and Products segment accounted for 69% of our revenue and 84% of our operating income for the nine months ended December 31, 2006 and our BPO Services segment accounted for 6% of our revenue and 5% of our operating income for the nine months ended December 31, 2006.
•	India and AsiaPac IT Services and Products. Our India and AsiaPac IT Services and Products segment is a leader in the Indian IT market and focuses primarily on meeting the requirements for IT products and services of companies in India, the AsiaPacific and the Middle East region. Our India and AsiaPac IT Services and Products segment accounted for 15% of our revenue and 6% of our operating income for the nine months ended December 31, 2006.
•	Consumer Care and Lighting. We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market. Our Consumer Care and Lighting segment accounted for 5% of our revenue and 3% of our operating income for the nine months ended December 31, 2006.
     Our revenue, net income and other selected financial information for the three month and nine month periods ended December 31, 2005 and 2006 are provided below.

	Wipro Limited and subsidiaries
	Three months ended				Nine months ended
	December 31,				December 31,
	2005		2006		2005		2006
	(in millions except earnings per share data)
Revenue	Rs.	27,734	Rs.	39,636	Rs.	75,565	Rs.	106,086
Cost of revenue		(18,306)		(27,360)		(50,587)		(72,383)
Gross profit		9,428		12,276		24,978		33,703
Gross margins		34%		31%		33%		32%
Operating income		5,852		7,703		15,556		21,681
Net income		5,323		7,450		14,295		20,555
Earnings per share Basic		3.78		5.24		10.18		14.43
Diluted		3.74		5.14		10.07		14.25
     Our revenue and operating income by business segment are provided below for the three months and nine months ended December 31, 2005 and 2006:

	Three months ended		Nine months ended
	December 31,		December 31,
	2005	2006	2005	2006
Revenue:
Global IT Services and Products
IT Services and Products	70%	63%	68%	66%
Acquisitions	—	4	—	3
BPO Services	7	6	8	7
Total	77	73	76	76
India and AsiaPac IT Services and Products	14	17	15	15
Consumer Care and Lighting	5	5	6	5
Others	3	5	3	4
Reconciling items	1	—	—	—

	100%	100%	100%	100%

Operating income:
Global IT Services and Products
IT Services and Products	84%	83%	84%	84%
Acquisitions	—	—	—	(1)
BPO Services	5	7	4	7%
Total	89	90	88	90
India and AsiaPac IT Services and Products	7	7	6	6
Consumer Care and Lighting	4	3	4	3
Others	2	1	2	1
Reconciling items	(1)	(1)	—	—

	100%	100%	100%	100%

     The Others category in the table above includes our other lines of business such as Wipro Infrastructure Engineering Limited, Wipro Biomed and Hydrauto. Corporate activities such as treasury, legal, accounting and human resources, which do not qualify as operating segments under SFAS No. 131, have been considered as reconciling items. Reconciling items are net of common costs allocated to other business segments.
Global IT Services and Products

	Three months ended			Nine months ended
	December 31,			December 31,
	2005		2006	2005		2006
Revenue	Rs.	21,202	28,674	Rs.	57,410	80,323
Gross profit		7,371	9,634		19,808	27,206
Selling and marketing expenses		(990)	(1,137)		(2,898)	(3,629)
General and administrative expenses		(1,134)	(1,520)		(3,001)	(4,071)
Research and development expenses		(52)	(76)		(141)	(204)
Amortisation of intangibles		(1)	(65)		(12)	(166)
Others, net		(10)	(2)		(3)	263
Operating income		5,184	6,833		13,753	19,398
Revenue growth rate over prior period		33%	35%		30%	40%
Gross margin		35%	34%		35%	34%
Operating margin		24%	24%		24%	24%
     Revenue from our Global IT Services and Products segment consists of revenue from our IT Services and Products and BPO Services business operating segments.

IT Services and Products

	Three months ended				Nine months ended
	December 31,				December 31,
	2005		2006		2005		2006
	(in millions)				(in millions)
Revenue	Rs.	19,308	Rs.	26,318	Rs.	51,877	Rs.	73,570
Gross profit		6,879		8,807		18,540		24,973
Selling and marketing expenses		(982)		(1,085)		(2,856)		(3,564)
General and administrative expenses		(941)		(1,272)		(2,424)		(3,376)
Research and development expenses		(52)		(76)		(141)		(204)
Amortization of intangibles		—		(64)		(8)		(163)
Others, net		(10)		(2)		(3)		263
Operating income		4,894		6,307		13,108		17,929
Revenue growth rate over prior period		36%		36%		32%		42%
Gross margin		36%		33%		36%		32%
Operating margin		25%		24%		25%		24%
     Revenue from our IT Services and Products is derived from technology and software services provided on a time-and-materials or fixed-price, fixed-timeframe basis. Our business segment revenue includes the impact of exchange rate fluctuations. Revenue from IT services provided on a time-and-materials basis is recognized in the period that services are provided and costs are incurred. Revenue from IT services provided through fixed-price, fixed-timeframe projects is recognized on a percentage of completion basis. Provisions for estimated losses on projects in progress are recorded in the period in which we determine such losses to be probable. Maintenance revenue is deferred and recognized ratably over the term of the agreement. To date, a substantial majority of our services revenue has been derived from time-and-materials projects. From time to time, we may experience pricing pressure from our clients, especially during economic downturns, which could adversely affect our revenue, margins and gross profits. For example, clients often expect that as we do more business with them they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates. As such, we believe the proportion of revenue from fixed-price, fixed-timeframe projects may increase. Our operating results could be adversely affected by factors such as cost overruns due to delays, unanticipated costs, and wage inflation.
     The cost of revenue for services in our IT Services and Products segment consists primarily of compensation expenses, data communication expenses, computer maintenance, travel expenses and occupancy expenses associated with services rendered. We recognize these costs as incurred. Selling and marketing expenses consist primarily of sales, advertising and marketing expenses and allocated corporate overhead expenses associated with corporate marketing. General and administrative expenses consist primarily of administrative expenses and allocated corporate overhead expenses associated with management, human resources, information management systems, quality assurance and finance.
     The revenue and profits for any period of our IT services is significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our IT professionals. The higher rates we charge for performing work at client sites overseas do not completely offset the higher costs of performing such overseas work, and therefore, services performed in India generally yield better profit margins. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development centers. As of December 31, 2006, approximately 68% of our professionals engaged in providing IT services were located in India. For the three months ended December 31, 2006, 45% of the revenues of our IT services were generated from work performed at our facilities in India.
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 52,249 million and Rs. 73,790 million for the nine months ended December 31, 2005 and 2006 respectively.

BPO Services

	Three months ended				Nine months ended
	December 31,				December 31,
	2005		2006		2005		2006
	(in millions)				(in millions)
Revenue	Rs.	1,895	Rs.	2,356	Rs.	5,533	Rs.	6,753
Gross profit		493		827		1,268		2,232
Selling and marketing expenses		(9)		(52)		(42)		(66)
General and administrative expenses		(193)		(248)		(577)		(694)
Amortization of intangibles		(1)		(1)		(4)		(4)
Operating income		290		526		645		1,468
Revenue growth rate over prior period		13%		24%		17%		22%
Gross margin		26%		35%		23%		33%
Operating margin		15%		22%		12%		22%
     Revenue from BPO Services is derived from both time-based and unit-priced contracts. Our business segment revenue includes the impact of exchange rate fluctuations. Revenue from BPO Services is recognized as services are performed under the specific terms of the contracts with our customers.
     The cost of revenue for services in our BPO Services segment consists primarily of compensation expenses, data communication expenses, computer maintenance, travel expenses and occupancy expenses associated with services rendered. We recognize these costs as incurred.
     Selling and marketing expenses and general and administrative expenses for our BPO Services business segment are similar in type to those for our IT Services and Products business segment.
     The revenue and profits for any period of our BPO Services is affected by the utilization rates of our BPO professionals.
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 5,585 million and Rs. 6,774 million for the nine months ended December 31, 2005 and 2006 respectively.
India and AsiaPac IT Services and Products

	Three months ended December 31,				Nine months ended December 31,
	2005		2006		2005		2006
	(in millions)				(in millions)
Revenue
Services	Rs.	1,490	Rs.	2,222	Rs.	4,335	Rs.	5,908
Products		2,375		4,491		6,846		10,182
Total		3,865		6,713		11,181		16,090
Gross profit
Services		656		1,074		1,821		2,677
Products		308		388		794		949
Total		964		1,462		2,615		3,626
Selling and marketing expenses		(362)		(572)		(1,016)		(1,422)
General and administrative expenses		(210)		(347)		(627)		(884)
Amortization of intangibles		(4)		(10)		(8)		(18)
Others, net		1		6		4		10
Operating income		389		539		968		1,312
Revenue growth rate over prior period		19%		74%		26%		44%
Gross margin		25%		22%		23%		23%
Operating margin		10%		8%		9%		8%

     Revenue from the services component of our India and AsiaPac IT Services and Products business segment is derived principally from hardware and software support, maintenance, software services and consulting services. Revenue from the products component of our India and AsiaPac IT Services and Products segment is derived primarily from the sale of computers, networking equipment and related hardware products. We recognize revenue from services, depending on the contract terms, over the contract period. Revenue on products is recognized, in accordance with the sales contract, on dispatch of the products to the customer. Our business segment revenue includes the impact of exchange rate fluctuations.
     The cost of revenue for services in our India and AsiaPac IT Services and Products segment consists primarily of compensation expenses, expenses on outsourced services and replacement parts for our maintenance services. We recognize these costs as incurred. The cost of revenue for products in our India and AsiaPac IT Services and Products segment consists of manufacturing costs for products, including materials, labor and facilities. In addition, a portion of the costs reflects products manufactured by third parties and sold by us. We recognize these costs at the time of sale. In cases where the application of the contingent revenue provision of EITF Issue No. 00-21 results in recognizing a loss on a delivered item the cost recognized is limited to the amount of non-contingent revenues recognized. The balance of the costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance deliverables.
     Selling and marketing expenses and general and administrative expenses for our India and AsiaPac IT Services and Products business segment are similar in type to those for our Global IT Services and Products business segment.
     Historically, in our India and AsiaPac IT Services and Products business segment, revenue from products has accounted for a substantial majority of revenue and a much smaller portion of operating income. Our strategy in the IT market in India and the AsiaPacific region is to improve our profitability by focusing on IT services, including systems integration, support services, software and networking solutions, Internet and e-commerce applications.
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income was Rs. 11,181 million and Rs. 16,089 million for the nine months ended December 31, 2005 and 2006, respectively.
Consumer Care and Lighting

	Three months ended December 31,				Nine months ended December 31,
	2005		2006		2005		2006
	(in millions)				(in millions)
Revenue	Rs.	1,460	Rs.	1,931	Rs.	4,141	Rs.	5,454
Gross profit		541		672		1,518		1,896
Selling and marketing expenses		(296)		(365)		(849)		(1,036)
General and administrative expenses		(31)		(35)		(76)		(94)
Amortization of intangibles		(5)		(11)		(16)		(44)
Others, net		2		5		10		20
Operating income		211		266		587		742
Revenue growth rate over prior period		18%		32%		23%		32%
Gross margin		37%		35%		37%		35%
Operating margin		14%		14%		14%		14%
     We have been in the Consumer Care business since 1945 and the lighting business since 1992. The Consumer Care business has historically generated surplus cash. Our strategy is to sustain operating margins, continue generating positive operating cash flows and increase the proportion of revenues from high margin products.
     We recognize revenue from product sales, in accordance with the sales contract, at the time of shipment. Cost of products consists primarily of raw materials and other manufacturing expenses such as employee compensation expenses and overhead costs for factories. Selling and marketing, general and administrative expenses are similar in type to those for our other business segments.

Stock Compensation
     Effective April 1, 2006, we adopted SFAS No. 123 (revised 2004), Share-Based Payment, (SFAS No. 123 (R)) which requires the measurement and recognition of compensation expense for all stock-based payment awards based on the grant-date fair value of those awards. Previously, we used the intrinsic value based method, permitted by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock issued to Employees, to account for our employee stock-based compensation plans and had adopted the pro-forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.
     As a result of the above, we have recognized stock compensation cost of Rs. 498 million and Rs. 898 million for the nine months ended December 31, 2005 and 2006, respectively. The unamortized stock compensation cost as of December 31, 2006 amounted to Rs. 4,514 million.
     The stock compensation charge has been allocated to cost of revenue and selling and marketing expenses and general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit .
     The allocation is as follows:

	Three months ended				Nine months ended
	December 31,				December 31,
	2005		2006		2005		2006
	(in millions)				(in millions)
Cost of revenue	Rs.	110	Rs	269	Rs.	334	Rs	704
Selling and marketing expenses		21		44		60		107
General and administrative expenses		25		37		104		87

	Rs.	156	Rs	350	Rs.	498	Rs	898

Amortisation of Intangible Assets
     Intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. We have amortized intangible assets of Rs. 36 million and Rs. 307 million for the nine months ended December 31, 2005 and 2006, respectively.

Foreign Exchange Gains, net
     Our foreign exchange gains, net, consist of:
•	exchange differences arising from the translation or settlement of transactions in foreign currency; and

•	the changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments. For forward foreign exchange contracts which are designated and effective as accounting hedges, the marked to market gains and losses are deferred and reported as a component of other comprehensive income in stockholder’s equity.
Other Income, net
     Our other income includes interest income on short-term investments, net of interest expense on short-term debt, dividend income, realized gains/losses on the sale of investment securities and gains/losses on the sale of property, plant and equipment.
Equity in Earnings/Losses of Affiliates
     Wipro GE Medical Systems Private Limited. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Private Limited, a venture where General Electric, USA holds the balance of 51%.
     WeP Peripherals (WeP). We held a 36.9% interest as of March 31, 2006 in WeP Peripherals. In December 2006, we sold a portion of our interest in WeP Peripherals subsequent to which, our ownership interest in WeP Peripherals reduced to 15% and we do not have the ability to exercise significant influence over the operating and financial policies of WeP Peripherals. Accordingly, we now account for our investment under the cost method.
     W M Netserv. We record our 80.1% ownership interest in WM Netserv by the equity method as the minority shareholder in the investee has substantive participative rights as specified in EITF Issue No. 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Right.
Income Taxes
     Our net income earned from providing services at client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is liable to tax in India.
     Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have not been subject to significant Indian tax liabilities. These tax incentives currently include a tax holiday from payment of Indian corporate income taxes for our Global IT Services and Products business operated from specially designated “Software Technology Parks” and “Special Economic Zones” in India and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the nine months ended December 31, 2005 and 2006, our tax benefits were Rs. 3,730 million and Rs. 5,619 million respectively, from such tax incentives. We are currently also eligible for exemptions from other taxes, including customs duties. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the Government of India could enact tax laws in the future, which could further impair our other tax incentives.
     In the Finance Act, 2005, the Government of India introduced a separate tax holiday scheme for units set up under designated special economic zones engaged in manufacture of articles or in provision of services. Under this scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. We are taking necessary actions to avail tax benefits under this tax holiday scheme.
     In March 2004 and March 2005, we received demands from the Indian income tax authorities for our 2001 and 2002 fiscal years respectively for a total of Rs. 5,232 million. The tax demands were primarily due to the denial of deductions claimed by us under Section 10A of the Income Tax Act 1961 (Act), with respect to profits earned by our undertakings at our Software Technology Park located at Bangalore. We had appealed against these demands. In March 2006, the first income tax appellate authority substantially upheld the deductions claimed by us under Section 10A of the Act, which will vacate a substantial portion of the demands for these years. The income tax authority has filed an appeal against this ruling.
     In March 2006 and December 2006, we received additional tax demand on similar grounds as 2001 and 2002, for the financial years ended March 31, 2003 and 2004 respectively. The aggregate demand for financial years ended March 31, 2003 and 2004 is Rs. 5,896 million (including interest of Rs. 1,504 million). We have filed an appeal against these demands.
     Considering the facts and nature of disallowances and, the order of the appellate authority upholding our deduction claims for our 2001 and 2002 fiscal years, our management believes that the final outcome of the dispute should be resolved in our favor and there should not be any material impact on our financial statements.
     Although we currently believe we will ultimately prevail in our appeal, the results of such appeal, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.
     The Indian Finance Act, 2005 imposes an additional income tax on companies called a “Fringe Benefits Tax”, or FBT. Pursuant to this Act, companies are deemed to have provided fringe benefits to their employees if certain defined expenses are incurred. A portion of these expenses is deemed to be a fringe benefit to the employees and subjects a company to tax at a rate of 30%, exclusive of applicable surcharge and cess. The Fringe Benefits Tax and other similar taxes enacted in the future by the Government of India could adversely affect our profitability. In our income statement, the FBT is allocated as cost of revenues, selling and marketing expenses and general and administrative expenses on the basis of its nature.
Results of operations for the three months ended December 31, 2006 and 2005
     Revenue. Our total revenues increased by Rs. 11,902 million, or 43%, from Rs. 27,734 million for the three months ended December 31, 2005 to Rs. 39,636 million for the three months ended December 31, 2006. This was driven primarily by a 36%, 24%, 74%, 32% and 140% increase in revenue from our IT Services and Products, BPO Services, India and AsiaPac IT Services and Products, Consumer Care and Lighting and Others business segments, respectively.
     Global IT Services and Products revenue increased by 35% from Rs. 21,203 million for the three months ended December 31, 2005 to Rs. 28,674 million for the three months ended December 31, 2006. This was primarily due to a 36% increase in revenue from IT Services and Products and a 24% increase in revenue from BPO Services. The increase in revenues from IT Services and Products is attributable primarily to two factors. First, we integrated the acquisitions of mPower, New logic, cMango, Saraware, Enabler and Quantech. Second, the increase in revenue from this business segment comprises 42% increase in revenue from enterprise services and a 27% increase in revenue from technology services. The increase in revenue from enterprise services was primarily driven by increased revenue from services provided to customers in the financial services and retail sectors. The increase in revenue from technology services was primarily driven by increased revenue from services provided to customers in the telecom sector and from the design and development of embedded software solutions for customers in the consumer electronics sector. Revenue from BPO Services increased primarily due to increase in the scope and volume of services provided to existing clients. The growth was primarily driven by increased revenue from services provided to customers in the telecom and healthcare sectors.
     In our Global IT Services and Products business, we added 37 new clients during the three months ended December 31, 2006. The total number of clients that individually accounted for over $1 million of annualized revenue increased from 210 as of December 31, 2005 to 253 as of December 31, 2006.
     India and AsiaPac IT Services and Products revenue increased by 74%, from Rs. 3,865 million for the three months ended December 31, 2005 to Rs. 6,713 million for the three months ended December 31, 2006. Revenue from the products component of our India and AsiaPac IT Services and Products business increased by 89%, from Rs. 2,375 million for the three months ended December 31, 2005 to Rs. 4,491 million for the three months ended December 31, 2006. The increase was attributable to diversification of our sales channel to include product dealers which led to an increase in the volume of products sold by us. We have also integrated our acquisition of 3D Networks during the quarter ended December 31, 2006.
     Revenue from the services component of our India and AsiaPac IT Services and Products business grew by 49%, from Rs. 1,490 million in the three months ended December 31, 2005 to Rs. 2,223 million for the three months ended December 31, 2006. The increase was primarily due to an increase in revenue from new service lines, like consulting services and system integration services, and growth in our core business of hardware and software support and maintenance services.
     Consumer Care and Lighting revenue increased by 32%, from Rs. 1,460 million for the three months ended December 31, 2005 to Rs. 1,931 million for the three months ended December 31, 2006. The increase in revenue is attributable to an increase in the volume of our soap, lighting and furniture products, increase in the prices of certain products and the integration of sales from our acquisition of Northwest.
     Revenue from Others increased by 140%, from Rs. 879 million for the three months ended December 31, 2005 to Rs. 2,106 million for the three months ended December 31, 2006. This was primarily due to integration of the revenues arising from our acquisition of Hydrauto Group of Rs. 1,008 million and increase in revenue from the sale of hydraulic cylinders and tipping gear systems.
     Gross Profit. As a percentage of total revenue, gross profit declined by 3% from 34% for the three months ended December 31, 2005 as compared to 31% for the three months ended December 31, 2006. Gross margin from our IT Services and Products business declined by 3% from 36% for the three months ended December 31, 2005 to 33% for the three months ended December 31, 2006, offset by an increase in gross profit as a percentage of revenue from our BPO Services business from 26% for the three months ended December 31, 2005 to 35% for the three months ended December 31, 2006. Gross profit as a percentage of revenue from our Indian and AsiaPac IT Services and Products business declined from 25% for the three months ended December 31, 2005 to 22% for the three months ended December 31, 2006. Gross profit as a percentage of revenue from our Consumer Care and Lighting business declined from 37% for the three months ended December 31, 2005 to 35% for the three months ended December 31, 2006. Gross profit as a percentage of revenue from Others declined from 25% for the three months ended December 31, 2005 to 14% for the three months ended December 31, 2006.
     The gross profit as a percentage of revenue of our Global IT Services and Products has declined marginally from 35% for the three months ended December 31, 2005 to 34% for the three months ended December 31, 2006. Gross profit as a percentage of revenue from our IT Services and Products declined from 36% for the three months ended December 31, 2005 to 33% for the three months ended December 31, 2006. Our acquisitions reported a loss of Rs 24 million during the quarter ended December 31, 2006. Excluding acquisitions, the decline in gross profit as a percentage of revenue in IT Services and Products was primarily due to an increase in compensation for employees incurred after our compensation reviews in January 2006, September 2006 and November 2006, compensation costs arising from the grant of additional stock options during July 2006, lower utilization rates of our IT professionals, and changes in the onsite-offshore mix during the quarter as compared to the same period last year.
     This decline was offset by the increase in gross profits as a percentage of revenue in our BPO Services by 9% from 26% for the three months ended December 31, 2005 to 35% for the three month ended

December 31, 2006. The increase in gross profit percentage as a percentage of revenue was primarily due to the rationalization of low-margin projects and the result of our cost containment initiatives.
     Gross profit as a percentage of India and AsiaPac IT Services and Products declined from 25% for the three months ended December 31, 2005 to 22% for the three months ended December 31, 2006. The decline was primarily due to an increase in the proportion of revenue from products from 61% for the three month ended December 31, 2005 to 67% three months ended December 31, 2006, which typically have lower gross margins than services. The gross margins for Products has also declined due to increase in proportion of revenues from products with lower gross margins. This decline was offset by the increase in gross margin from services from 44% for the three month ended December 31, 2005 to 48% for the three month ended December 31, 2006.
     As a percentage of Consumer Care and Lighting revenue, gross profit declined by 2%, from 37% of revenue for the three months ended December 31, 2005 to 35% of revenue for the three months ended December 31, 2006. This was primarily due to an increase in the proportion of revenue from furniture and lighting products, which typically have lower gross margins as compared to soap products.
     As a percentage of Others revenue, gross profit declined by 11%, from 25% of revenue for the three months ended December 31, 2005 to 14% of revenue for the three months ended December 31, 2006. This was primarily due to integration of our acquisition of Hydrauto Group, which reported a gross profit of 3% during the period ended December 31, 2006.
     Selling and marketing expenses. Selling and marketing expenses increased by Rs. 479 million, or 35%, from Rs. 1,713 million for the three months ended December 31, 2005 to Rs. 2,192 million for the three months ended December 31, 2006. This was primarily due to an increase in the selling and marketing expenses in our Global IT Services and Products business by Rs. 147 million, an increase in the selling and marketing expenses in our India and AsiaPac IT Services and Products business by Rs. 209 million, an increase in the selling and marketing expenses in our Consumer Care and Lighting business by Rs. 69 million and an increase in the selling and marketing expenses in Others (including reconciling items) by Rs. 54 million.
     Selling and marketing expenses for our Global IT Services and Products business increased by 15%, from Rs. 990 million for the three months ended December 31, 2005 to Rs. 1,137 million for the three months ended December 31, 2006. The increase in selling and marketing expenses in our IT Services and Products business was primarily due to an increase in the number of sales and marketing personnel from 204 as of December 31, 2005 to 317 as of December 31, 2006, an increase in the compensation costs incurred after our compensation review in January 2006 and the impact of additional stock options granted in July 2006 and November 2006.
     Selling and marketing expenses for our India and AsiaPac IT Services and Products business segment increased by 57%, from Rs. 362 million for the three months ended December 31, 2005 to Rs. 571 million for the three months ended December 31, 2006. This was primarily due to an increase in compensation costs due to an increase in the number of sales and marketing personnel for this business segment, an increase in compensation costs incurred after our compensation review in October 2006, and an increase in advertisement expenses.
     Selling and marketing expenses for Consumer Care and Lighting increased by 23%, from Rs. 296 million for the three months ended December 31, 2005 to Rs. 365 million for the three months ended December 31, 2006. This was primarily due to an increase in sales promotion expenses for building brands and expanding market share in select geographies in this business.
     Selling and marketing expenses for Others (including reconciling items) increased by 84%, from Rs. 64 million for the three months ended December 31, 2005 to Rs. 118 million for the three months ended December 31, 2006. This increase is attributable to increase in use of premium distribution channel for deliveries and due to integration of Hydrauto Group during the quarter ended December 31, 2006. Selling and marketing expenses of Hydrauto group for the three months ended December 31, 2006 were Rs. 13 million.

     General and administrative expenses. General and administrative expenses increased by 47% from Rs. 1,406 million for the three months ended December 31, 2005 to Rs. 2,068 million for the three months ended December 31, 2006. This increase was primarily due to an increase in general and administrative expenses of our IT Services and Products business by Rs. 331 million, an increase in general and administrative expenses of our BPO Services business by Rs. 55 million, an increase in general and administrative expenses of our India and AsiaPac IT Services and Products business by Rs. 136 million and an increase in general and administrative expenses of Others (including reconciling items) by Rs. 135 million.
     General and administrative expenses for our Global IT Services and Products business increased by 34% from Rs. 1,134 million for the three months ended December 31, 2005 to Rs. 1,520 million for the three months ended December 31, 2006. The increase of Rs. 386 million in general and administrative expenses was primarily due to an increase in general and administrative expenses of our IT Services and Products business by Rs. 331 million and an increase in general and administrative expenses of our BPO Services business by Rs. 55 million. The increase of Rs. 331 million in the general and administrative expenses in our IT Services and Products business was primarily due to an increase in compensation costs due to our compensation review in September and November 2006 and additional stock options granted during the period, an increase in the number of support staff and an increase in the volume of operations during the three month ended December 31, 2006. The increase of Rs. 55 million in the general and administrative expenses in our BPO Services business was primarily due to increase in the support staff and increase in compensation costs due to our compensation review.
     General and administrative expenses for our India and AsiaPac IT Services and Products business increased by 64% from Rs. 210 million for the three months ended December 31, 2005 to Rs. 346 million for the three months ended December 31, 2006. The increase of Rs. 136 million was primarily due to an increase in the compensation costs, an increase in the support staff and an increase in the traveling and recruitment expenses. This is consistent with the increase in our volume of operations during the three month ended December 31, 2006.
     General and administrative expenses for Others (including reconciling items) increased by 135 million from Rs. 31 million for the three months ended December 31, 2005 to Rs. 166 million for the three months ended December 31, 2006. This is primarily due to general and administrative expenses of Hydrauto group of Rs. 85 million which was integrated during the three month period December 31, 2006.
     Operating income. As a result of the foregoing factors, our operating income increased by 32% from Rs. 5,852 million for the three months ended December 31, 2005 to Rs. 7,703 million for the three months ended December 31, 2006. Operating income of our IT Services and Products business increased by 29%, from Rs. 4,894 million for the three months ended December 31, 2005 to Rs. 6,304 million for the three months ended December 31, 2006. Operating income of our BPO Services business increased by 81%, from Rs. 290 million for the three months ended December 31, 2005 to Rs. 526 million for the three months ended December 31, 2006. Operating income of our India and AsiaPac IT Services and Products increased by 39%, from Rs. 389 million for the three months ended December 31, 2005 to Rs. 539 million for the three months ended December 31, 2006. Operating income of our Consumer Care and Lighting increased by 26%, from Rs. 211 million for the three months ended December 31, 2005 to Rs. 265 million for the three months ended December 31, 2006. Operating income of Others, including reconciling items, decreased by 4%, from Rs. 68 million for the three months ended December 31, 2005 to Rs. 66 million for the three months ended December 31, 2006.
     Other income, net. Other income, net, increased from Rs. 367 million for the three months ended December 31, 2005 to Rs. 705 million for the three months ended December 31, 2006. The increase in Other income is primarily due to an increase in the average amount of investments arising out of the surplus generated from operations, an increase in the average yield of investments and increase in profit on sale of mutual funds.
     Income taxes. Income taxes increased by 9%, from Rs. 989 million for the three months ended December 31, 2005 to Rs. 1,080 million for the three months ended December 31, 2006. However, our effective tax rate declined from 15.6% for the three months ended December 31, 2005 to 12.6% for the three months ended December 31, 2006. This decline was primarily due to Rs. 203 million of net reversal of tax provisions relating to earlier years. The decline is also due to decrease in the proportion of income subject to tax in overseas jurisdictions.
     Equity in earnings / losses of affiliates. Equity in earnings of affiliates for the three months ended December 31, 2005 and 2006 was Rs. 94 million and Rs. 121 million, respectively.
     Equity in earnings of affiliates of Rs. 94 million for the three months ended December 31, 2005 consisted of equity in earnings of Wipro GE of Rs. 91 million and equity in earnings of WeP Peripherals of Rs. 3 million. Equity in earnings of affiliates of Rs. 121 million for the three months ended December 31, 2006 consisted of equity in earnings of Wipro GE of Rs. 89 million, profit on sale of investment in WeP Peripherals of Rs. 47 million and equity in losses of WM Netserv of Rs. 15 million.
     Net income. As a result of the foregoing factors, net income increased by 40%, from Rs. 5,323 million for the three months ended December 31, 2005 to Rs. 7,450 million for the three months ended December 31, 2006.
Results of operations for the nine months ended December 31, 2006 and 2005
     Revenue. Our total revenues increased by 40%, from Rs. 75,565 million for the nine months ended December 31, 2005 to Rs. 106,086 million for the nine months ended December 31, 2006. This was driven primarily by a 42%, 22%, 36%, 32% and 65% increase in revenue from our IT Services and Products, BPO Services, India and AsiaPac IT Services and Products, Consumer Care and Lighting and Others business segments, respectively.
     Global IT Services and Products revenue increased by 40%, from Rs. 57,409 million for the nine months ended December 31, 2005 to Rs. 80,323 million for the nine months ended December 31, 2006. This increase in revenues of our Global IT Services and Products business was attributable to a 42% increase in revenue from IT Services and Products and a 22% increase in the revenue from BPO Services. The increase in revenues from IT Services and Products is attributable primarily to two factors. First, we integrated the acquisitions of mPower, New logic, cMango, Saraware, Enabler and Quantech. Second, the increase in revenue from this business segment comprises 40% increase in revenue from enterprise services and a 34% increase in revenue from technology services. The increase in revenue from enterprise services was primarily driven by increased revenue from services provided to customers in the financial services, retail, energy utility and healthcare sectors. The increase in revenue from technology services was primarily driven by increased revenue from services provided to customers in the telecommunications sector and from the design and development of embedded software solutions for customers in the consumer electronics sector.
     Revenue from BPO services increased primarily due to the increase in the scope and volume of services provided to existing clients. The growth was primarily driven by increased revenue from services provided to customers in the telecom and healthcare sectors.
     In our Global IT Services and Products business, we added 150 new clients during the nine months ended December 31, 2006. The total number of clients that individually accounted for over $1 million of annualized revenue increased from 210 as of December 31, 2005 to 253 as of December 31, 2006.
     India and AsiaPac IT Services and Products revenue increased by 44%, from Rs. 11,181 million for the nine months ended December 31, 2005 to Rs. 16,091 million for the nine months ended December 31, 2006. Revenue from the products component of our India and AsiaPac IT Services and Products business increased by 49%, from Rs. 6,846 million for the nine months ended December 31, 2005 to Rs. 10,183 million for the nine months ended December 31, 2006. The increase was attributable to diversification of sales channel to include product dealers which led to increase in the volume of products sold by us. We have also integrated our acquisition of 3D Networks during the period ended December 31, 2006.
     Revenue from the services component of our India and AsiaPac IT Services and Products business grew by 36%, from Rs. 4,335 million in the nine months ended December 31, 2005 to Rs. 5,908 million for the nine months ended December 31, 2006. The increase was primarily due to an increase in revenue from new service lines like consulting services and system integration services and growth in our core business of hardware and software support and maintenance services.

     Consumer Care and Lighting revenue increased by 32%, from Rs. 4,141 million for the nine months ended December 31, 2005 to Rs. 5,454 million for the nine months ended December 31, 2006. The increase in revenue is attributable to increase in volumes of the soap, lighting and furniture products, increase in prices of certain products and the integration of sales from our acquisition of Northwest.
     Revenue from Others increased by 65%, from Rs. 2,413 million for the nine months ended December 31, 2005 to Rs. 3,991 million for the nine months ended December 31, 2006. This was primarily due to integration of revenue arising from our acquisition of Hydrauto Group of Rs. 1,008 million and increase in revenue from the sale of hydraulic cylinders and tipping gear systems.
     Gross Profit. As a percentage of total revenue, gross profit declined marginally by 1%, from 33% for the nine months ended December 31, 2005 to 32% for the nine months ended December 31, 2006. This was primarily due to a decline in gross profit as a percentage of revenue from our IT Services and Products business from 36% for the nine months ended December 31, 2005 to 34% for the nine months ended December 31, 2006, a decline in gross profit as a percentage of revenue from our Consumer Care and Lighting business by 2% from 37% for the nine months ended December 31, 2005 to 35% for the nine months ended December 31, 2006, and a decline in gross profit as a percentage of revenue from Others from 26% for the nine months ended December 31, 2005 to 19% for the nine months ended December 31, 2006. This decline was partially offset by the increase in gross profit as a percentage of revenue from our BPO Services business from 23% for the nine months ended December 31, 2005 to 33% for the nine months ended December 31, 2006. Gross profit as a percentage of revenue from AsiaPac IT Services and Products business remained constant at 23% for the nine months ended December 31, 2005 and December 31, 2006.
     The gross profit as a percentage of revenue of our Global IT Services and Products declined marginally by 1%, from 35% for the nine months ended December 31, 2005 to 34% for the nine months ended December 31, 2006. Gross profit as a percentage of revenue from our IT Services and Products business declined from 36% for the nine months ended December 31, 2005 to 34% for the nine months ended December 31, 2006. We reported a loss from acquisitions during the nine month ended December 31, 2006. Excluding acquisitions, the decline in gross profit as a percentage of revenue in IT Services and Products was primarily due to an increase in compensation costs for offshore employees incurred after our compensation review in September 2006 and November 2006, amortization of compensation costs arising from the grant of additional stock options during July 2006, a decline in our software professional gross utilization rates and changes in our onsite-offshore mix.
     This decline was offset by the increase in gross profits as a percentage of revenue in BPO Services. The increase in gross profit percentage as a percentage of revenue was primarily due to the favorable impact of depreciation of the Indian rupee against the US dollar, rationalization of low margin projects and the result of cost containment initiatives.
     As a percentage of India and AsiaPac IT Services and Products revenue, gross profits remained constant at 23% for the nine month ended December 31, 2005 and 2006. There was a 3% increase in gross profits as a percentage of revenue from the services business of our India and AsiaPac IT Services and Products, offset by a 2% decline in gross profits as a percentage of revenue from the products business of our Indian and AsiaPac IT Services and Products business for the nine months ended December 31, 2006.
     As a percentage of Consumer Care and Lighting revenue, gross profit declined by 2%, from 37% for the nine months ended December 31, 2005 to 35% for the nine months ended December 31, 2006. This was primarily due to an increase in the proportion of revenue from furniture and lighting products, which typically have lower gross margins as compared to soap products.
     As a percentage of Others revenue, gross profit declined by 7%, from 26% of revenue for the nine months ended December 31, 2005 to 19% of revenue for the nine months ended December 31, 2006. This was primarily due to integration of our acquisition of Hydrauto group which reported a gross profit of 3% during the period ended December 31, 2006.
     Selling and marketing expenses. Selling and marketing expenses increased by Rs. 1,437 million, or 29%, from Rs. 4,952 million for the nine months ended December 31, 2005 to Rs. 6,389 million for the nine months ended December 31, 2006. This was primarily on account of an increase in the selling and marketing expenses in our Global IT Services and Products business by Rs. 731 million, an increase in the selling and marketing expenses in our India and AsiaPac IT Services and Products business by Rs. 407 million, an increase in the selling and marketing expenses in our Consumer Care and Lighting business by Rs. 187 million, and an increase in selling and marketing expenses in Others by Rs. 102 million.
     Selling and marketing expenses for our Global IT Services and Products business increased by 25%, from Rs. 2,898 million for the nine months ended December 31, 2005 to Rs. 3,629 million for the nine months ended December 31, 2006. This was primarily due to a 25% increase in the selling and marketing expenses in our IT Services business, from Rs. 2,856 million for the nine months ended December 31, 2005 to Rs. 3,564 million for the nine months ended December 31, 2006. An increase of Rs. 708 million in selling and marketing expenses in our IT Services and Products business was primarily due to specific marketing initiatives undertaken during the nine month ended December 2006 and increase in the number of sales and marketing personnel from 204 as of December 31, 2005 to 317 as of December 31, 2006 and an increase in the compensation costs incurred after our compensation review in September 2006 and additional options granted during July and November 2006.
     Selling and marketing expenses for our India and AsiaPac IT Services and Products business increased by 40%, from Rs. 1,016 million for the nine months ended December 31, 2005 to Rs. 1,422 million for the nine months ended December 31, 2006. This was primarily due to an increase in compensation costs due to an increase in the number of sales and marketing personnel for this business, an increase in compensation costs incurred after our compensation review and increase in advertisement expenses due to brand promotion activities. We have also integrated our acquisition 3D Networks during the period ended December 31, 2006.
     Selling and marketing expenses for Consumer Care and Lighting increased by 22%, from Rs. 849 million for the nine months ended December 31, 2005 to Rs. 1,036 million for the nine months ended December 31, 2006. This was primarily due to the increase in sales promotion expenses for building brands and expanding market share in select geographies in this business.
     Selling and marketing expenses for Others and reconciling items increased from Rs. 190 million for the nine months ended December 31, 2005 to Rs. 301 million for the nine months ended December 31, 2006. This increase is attributable to increase in use of premium distribution channel for deliveries of products and due to integration of Hydrauto Group during the period ended December 31, 2006.
     General and administrative expenses. General and administrative expenses increased 39% from Rs. 3,839 million for the nine months ended December 31, 2005 to Rs. 5,340 million for the nine months ended December 31, 2006. This increase was primarily on account of increase in general and administrative expenses of our IT Services business by Rs. 952 million, an increase in general and administrative expenses of our BPO Services business by Rs. 118 million, an increase in general and administrative expenses of our India and AsiaPac IT Services and Products business by Rs. 257 million and an increase in general and administrative expenses of Others, including reconciling items, by Rs. 155 million.
     General and administrative expenses for our Global IT Services and Products business increased by 36%, from Rs. 3,001 million for the nine months ended December 31, 2005 to Rs. 4,071 million for the nine months ended December 31, 2006. The increase of Rs. 1,070 million in general and administrative expenses was primarily due an increase in selling and marketing expenses of our IT Services business by Rs. 952 million and an increase in selling and marketing expenses of our BPO Services business by Rs. 118 million. The increase of Rs. 952 million in the general and administrative expenses in our IT Services business was business is primarily on account of increase in compensation costs, additional options granted during July and November 2006, increase in the number of support staff and the increase in the volume of operations during the nine month ended December 31, 2006. The increase of Rs. 118 million in general and administrative expenses of our BPO Services business was primarily due increase in the support staff in line with the increase in the volume of activity.
     General and administrative expenses for our India and AsiaPac IT Services and Products business increased by 41%, from Rs. 627 million for the nine months ended December 31, 2005 to Rs. 884 million for the nine months ended December 31, 2006. This was primarily due to an increase in compensation costs incurred after our compensation review in October 2005. This increase was also attributable to integration of 3D Networks during the period ended December 31, 2006.

     General and administrative expenses for Others, including reconciling items, increased from Rs. 135 million for the nine months ended December 31, 2005 to Rs. 291 million for the nine months ended December 31, 2006. This increase is primarily attributable to increase in operations and integration of Hydrauto Group during the period ended December 31, 2006.
     Others, net include Rs, 262 million towards claims on third parties for reimbursement of certain costs incurred by us.
     Operating income. As a result of the foregoing factors, operating income increased by 39%, from Rs. 15,556 million for the nine months ended December 31, 2005 to Rs. 21,681 million for the nine months ended December 31, 2006. Operating income of our IT Services business increased by 37% from Rs. 13,108 million for the nine months ended December 31, 2005 and Rs. 17,929 million for the nine months ended December 31, 2006. Operating income of our BPO Services business increased by 127%, from Rs. 645 million for the nine months ended December 31, 2005 to Rs. 1,469 million for the nine months ended December 31, 2006. Operating income of India and AsiaPac IT Services and Products increased by 36%, from Rs. 968 million for the nine months ended December 31, 2005 to Rs. 1,312 million for the nine months ended December 31, 2006. Operating income of Consumer Care and Lighting increased by 26%, from Rs. 587 million for the nine months ended December 31, 2005 to Rs. 741 million for the nine months ended December 31, 2006. Operating income of Others, including reconciling items, decreased by Rs. 19 million, from Rs. 249 million for the nine months ended December 31, 2005 to Rs. 230 million for the nine months ended December 31, 2006.
     Other income, net. Other income, net, increased 93% from Rs. 874 million for the nine months ended December 31, 2005 to Rs. 1,683 million for the nine months ended December 31, 2006 The increase in other income is primarily due to increase in the average quantum of investments arising out of the surplus generated from operations, increase in the average yield of investments and increase in profit on sale of mutual funds.
     Income taxes. Income taxes increased 32%, from Rs. 2,366 million for the nine months ended December 31, 2005 to Rs. 3,127 million for the nine months ended December 31, 2006. Our effective tax rate declined from 14.1% for the nine months ended December 31, 2005 to 13.2% for the nine months ended December 31, 2006. This decline was primarily due to Rs. 203 million of net reversal of tax provisions relating to earlier years. The decline is also due to decrease in the proportion of income subject to tax in overseas jurisdictions.
     Equity in earnings / losses of affiliates. Equity in earnings of affiliates for the nine months ended December 31, 2005 and 2006 was Rs. 233 million and Rs. 279 million, respectively.
     Equity in earnings of affiliates of Rs. 233 million for the nine months ended December 31, 2005 consisted of equity in earnings of Wipro GE of Rs. 215 million and equity in earnings of WeP Peripherals of Rs. 18 million. Equity in earnings of affiliates of Rs. 279 million for the nine months ended December 31, 2006 consisted of equity in earnings of Wipro GE of Rs. 254 million, equity in earnings of WeP Peripherals of Rs. 40 million (including profit on sale of investment) and equity in the loss of WM Netserv Rs. 15 million.
     Net income. As a result of the foregoing factors, net income increased by 44% from Rs. 14,295 million for the nine months ended December 31, 2005 to Rs. 20,555 million for the nine months ended December 31, 2006.
Liquidity and Capital Resources
     As of December 31, 2006, we had cash and cash equivalents of Rs. 4,752 million, investments in liquid and short-term mutual funds of Rs. 37,608 million and an unused line of credit of approximately Rs. 5,224 million, US$ 25 million and GBP 6 million. To utilize the line of credit we need to comply with certain financial covenants. As of December 31, 2006, we were in compliance with such financial covenants. We have historically financed our working capital and capital expenditure through our operating cash flows, and, to a limited extent, through short-term bank loans.

     Cash provided by operating activities for the nine months ended December 31, 2006 was Rs. 21,541 million, as compared to Rs. 14,497 million in the nine months ended December 31, 2005. This increase of Rs. 7,045 million, which constituted a 49% increase, was primarily due to a 44% increase in our net income from Rs. 14,295 million for the nine months ended December 2005 to Rs. 20,555 million for the nine months ended December 31, 2006 and increased focus on working capital management. Depreciation and amortization increased from Rs. 2,291 million for the nine months ended December 2005 to Rs. 3,170 million for the nine months ended December 2006.
     The changes in individual line items impacting cash flows is generally consistent with the growth in our revenues and volume of operations except in certain instances. Increase in costs and earnings in excess of billings on contracts in progress over previous year is lower than growth in revenues. This is primarily due to better billing terms with customers and higher focus on reducing the quantum of costs and earnings in excess of billings on contracts in progress.
     Increase in accounts payable over previous year is higher than growth in revenues. The increase is primarily due to increase in proportion of revenues from sale of products. Accounts payable primarily relates to payments due to suppliers of products.
     Cash used in investing activities for the nine months ended December 31, 2006 was Rs. 22,833 million as compared to Rs. 15,240 million for the nine months ended December 31, 2005. The cash was utilized primarily for the purchase of plant, property, which is consistent with the increased volume of operations. Cash generated from operations was also utilized for our acquisitions, which was primarily driven by our business growth strategies. We expect to continue to fund acquisitions through cash generated from operations. The remaining amounts were invested in liquid and short-term mutual funds.
     Cash used in financing activities for the nine months ended December 31, 2006 was Rs. 2,789 million as compared to Rs. 601 million for the nine month ended December 31, 2005. During the nine months ended December 31, 2006, we paid an annual cash dividend of Rs. 8,125 million to our shareholders as against Rs. 3998 million for the nine months ended December 31, 2005. This was offset by Rs. 3,905 million received upon exercise of stock options by employees.
     As of December 31, 2006, we had contractual commitments of Rs. 7,433 million related to capital expenditures on construction or expansion of software development facilities, non-cancelable operating lease obligations and other purchase obligations. Plans to construct or expand our software development facilities are driven by our business requirements.
     We currently intend to finance our operations, planned construction, expansion and earn-out payment for consummated acquisition through our cash and cash equivalents and investments in liquid and short term mutual funds as of December 31, 2006.
     In the normal course of business, we transfer accounts receivables and employee advances (financial assets) to banks. These transfers can be with or without recourse. During the nine months ended December 31, 2006, we have transferred financial assets of Rs. 281 million.
     Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. In addition, we routinely review potential acquisitions. In the future, we may require or choose to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.
Off-Balance Sheet Arrangements
     We have not entered into any off-balance sheet arrangements as defined by SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”
     Contractual Obligations

     The table of future payments due under contractual commitments as of December 31, 2006, aggregated by type of contractual obligation, is given below:

	Total	Payments due in year ending December 31,
	contractual				2011 and
	payment	2007	2007-09	2009-11	beyond
Long-term debt	1,029	229	800	—	—
Non-cancelable operating lease obligation	2,646	389	721	569	967
Capital Commitments	2,129	2,129	—	—	—
Purchase obligations	2,778	2,778	—	—	—
Other long-term liabilities	256	93	163	—	—
     Purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated. If the obligation to purchase goods or services is non-cancelable, the entire value of the contract was included in the above table. If the obligation is cancelable, but we would incur a penalty if cancelled, the amount of the penalty was included as a purchase obligation.
Trend Information
     Global IT Services and Products. We believe that the increasing acceptance of outsourcing and offshoring as an economic necessity has contributed to continued growth in our revenue. However, the increased competition among IT companies, commoditization of services and high volume transactions in IT services limits our ability to increase our prices and improve our profits. We continually strive to differentiate ourselves from the competition, innovate service delivery models, adopt new pricing strategies and demonstrate our value proposition to the client to sustain prices and profits. We have also acquired businesses to augment our existing services and capabilities.
     Gross profit as a percentage of revenues in Global IT Services and Products declined from 35% for the nine month ended December 31, 2005 to 34% for the nine month ended December 31, 2006. We anticipate difficulty in further improving our gross profits due to:
•	Our limited ability to increase prices;

•	Increases in proportion of services performed at client location — some of our newer service offerings, such as consulting and package implementation, require a higher proportion of services to be performed at the client’s premises;

•	Increases in wages for our IT professionals;

•	The impact of amortization of stock compensation cost;

•	The impact of exchange rate fluctuations on our rupee realizations; and

•	The impact of the high percentage on fixed costs, high attrition rates and high composition of voiced based services in our revenues from BPO services.

•	Dilutive impact of acquisitions during the initial periods following acquisition.
     We expect these trends to continue for the foreseeable future. In response to the pressure on gross margins and the increased competition from other IT services companies, we are focusing on offering services with higher margins, strengthening our delivery model, increasing employee productivity, investing in emerging technology areas, managing our cost structure, aligning our resources to expected demand and increasing the utilization of our IT professionals.
     To remain competitive, we believe that we need to innovate, identify and position ourselves in emerging technology areas and increase our understanding of industries and businesses and impact of IT on such business.
     Our Global IT Services and Products business segment is also subject to fluctuations primarily resulting from factors such as:

•	The effect of seasonal hiring which occurs in the quarter ended December 31;

•	The time required to train and productively use new employees;

•	The proportion of services we perform at client sites for a particular project;

•	Exchange rate fluctuations; and

•	The size, timing and profitability of new projects.
     India and AsiaPac IT Services and Products. In our India and AsiaPac IT Services and Products business segment we have experienced pricing pressures due to increased competition among IT companies. Large multinational corporations like IBM, Lenovo and HP have identified India as a key focus area. The gross margins in the products component of this business segment decreased from 12% for the nine months ended December 31, 2005 to 9% for the nine months ended December 31, 2006.
     Consumer Care and Lighting. Our Consumer Care and Lighting business segment is also subject to seasonal fluctuations. Our revenues in this segment are also subject to commodity price fluctuations.
     Our quarterly revenue, operating income and net income have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.
Recent Accounting Pronouncements.
     FASB Interpretation No. 48. In July 2006, the FASB issued Interpretation (“FIN”) No. 48, Uncertainty in Income Taxes. FIN 48 applies to all tax positions within the scope of Statement 109 and clarifies when and how to recognize tax benefits in the financial statements with a two-step approach of recognition and measurement. Fin No. 48 is effective for fiscal years beginning after December 15, 2006. FIN No. 48 also requires the enterprise to make explicit disclosures about uncertainties in their income tax positions, including a detailed roll-forward of tax benefits taken that do not qualify for financial statement recognition. We are currently evaluating the impact of this pronouncement and will adopt the guidelines stated FIN No. 48 from fiscal year beginning April 1, 2007
     SFAS No. 157. In September 2006, FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines ‘fair value’ as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 provides guidance on determination of fair value and lays down the fair value hierarchy to classify the source of information used in fair value measurement. We are currently evaluating the impact of SFAS No. 157 on its financial statements and will adopt SFAS No. 157 for the fiscal year beginning April 1, 2007.
     SFAS No. 158. In September 2006, the Financial Accounting Standard Board (FASB) issued SFAS No.158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS 158). SFAS 158 requires the employer to recognize the funded status of a defined benefit postretirement plan (other than a multiemployer plan), measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation in its statement of financial position. The statement requires recognition of the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost as a component of other comprehensive income, net of tax. The statement also requires measurement of defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position. We are currently evaluating the impact of SFAS No. 158 on its financial statements and will adopt the provisions of SFAS No. 158 for the fiscal year ending March 31, 2007.
     SAB 108:In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective as of March 31, 2007, allowing a one-time transitional cumulative effect adjustment to beginning retained earnings as of April 1, 2006, for errors that were not previously deemed material, but are material under the guidance in SAB 108. Adoption of SAB 108 will not have a material impact on our consolidated financial statements.

Critical accounting policies
     Critical accounting policies are defined as those that in our view are most important to the portrayal of our financial condition and results and that place the most significant demands on management’s judgment. For a detailed discussion on the application of these and other accounting policies, please refer to Note 2 to the Notes to Consolidated Financial Statements.
Revenue Recognition
We derive our revenues primarily from two sources: (i) product revenue and (ii) service revenue.
Product Revenue
     Product revenue is recognized when there is persuasive evidence of an arrangement, the product has been delivered, the sales price is fixed or determinable, and collectibility is reasonably assured. The product is considered delivered to the customer once it has been shipped and title and risk of loss has been transferred.
     We generally consider a binding purchase order or a signed contract as persuasive evidence of an arrangement. Persuasive evidence of an arrangement may take different forms depending upon the customary practices of a specific class of customers.
Service Revenue
     Service revenue is recognized when there is persuasive evidence of an arrangement, the sales price is fixed or determinable, and collectibility is reasonably assured. Time-and-materials service contract revenue is recognized as the services are rendered. Revenue from fixed-price, fixed-timeframe contracts that involve significant production, modification or customization of the software is accounted for in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and the Accounting Standards Executive Committee’s conclusion in paragraph 95 of SOP 97-2, Software Revenue Recognition. Fixed-price, fixed-timeframe contracts, which are similar to “contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts” and “contracts for services performed by architects, engineers, or architectural or engineering design firms” as laid out in paragraph 13 of SOP 81-1, are also accounted for in conformity with SOP 81-1. In these fixed-price, fixed-timeframe contracts revenue is recognized using the percentage-of-completion method.
     We use the input (cost expended) method to measure progress towards completion. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. We follow this method when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors we review to estimate the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes evident. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss.
     We evaluate change orders to determine whether such change orders are normal element and form part of the original scope of the contract. If the change orders are part of the original scope of the contract, no changes are made to the contract price. For other change orders, contract revenue and costs are adjusted only after the approval of the changes to the scope and price by us and the client. Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained are not included in contract costs before the receipt of the contract. However, such costs are deferred only if the cost can be directly associated with specific anticipated contract and the recoverability from that contract is deemed to be probable.

     Maintenance revenue is recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related services are performed.
     Revenues from BPO Services are derived from both time-based and unit-priced contracts. Revenue is recognized as services are performed under the specific terms of the contracts with the customers.
Revenue Arrangements with Multiple Deliverables
     Based on the guidance in EITF Issue No. 00-21, we recognize revenues on the delivered products or services only if:
•	The revenue recognition criteria applicable to the unit of accounting is met;

•	The delivered element has value to the customer on a standalone basis. The delivered unit will have value on a standalone basis if it is being sold separately by other vendors or the customer could resell the deliverable on a standalone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in our control.
     The arrangement consideration is allocated to the units of accounting based on their fair values. The revenue recognized for the delivered items is limited to the amount that is not contingent upon the delivery or performance of the undelivered items. In certain cases, the application of the contingent revenue provisions of EITF Issue No. 00-21 could result in recognizing a loss on the delivered element. In such cases, the cost recognized is limited to the amount of non-contingent revenues recognized and the balance of costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance of deliverables.
     Assessments about whether the delivered units have a value to the customer on a standalone basis, impact of returns and similar contractual provisions, and determination of fair value of each unit would affect the timing of revenue recognition and would impact our results of operations.
Accounting Estimates
     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically, we make estimates of the uncollectibility of our accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of the customers deteriorates, additional allowances may be required.
     Our estimate of liability relating to pending litigation is based on currently available facts and our assessment of the probability of an unfavorable outcome. Considering the uncertainties about the ultimate outcome and the amount of losses, we re-assess our estimates as additional information becomes available. Such revisions in our estimates could materially impact our results of operations and our financial position.
     In accounting for amortization of stock compensation we estimate stock options forfeitures. Any revisions in our estimates could impact our results of operations and our financial position.
     We provide for inventory obsolescence, excess inventory and inventories with carrying values in excess of market values based on our assessment of the future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases inventory is carried at the lower of historical costs or market value.

Accounting for Income taxes
     As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Though we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect results of our operations.
     We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We assess our deferred tax assets on an ongoing basis by assessing our valuation allowance and adjusting the valuation allowance appropriately. In calculating our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax asset cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made. We have not created a deferred tax liability in respect of the basis difference in the carrying value of investments in domestic subsidiaries, since we expect to realize this in a tax-free manner and the current tax laws in India provide means by which we can realize our investment in a tax-free manner.
     We are subject to a 15% branch profit tax in the United States to the extent the net profit attributable to our U.S. branch for the fiscal year is greater than the increase in the net assets of the U.S. branch for the fiscal year, as computed in accordance with the Internal Revenue Code. We have not triggered the branch profit tax and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States. Accordingly, we did not record a provision for branch profit tax.
Business Combinations, Goodwill and Intangible Assets
     In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we have assigned all the assets and liabilities, including goodwill, to the reporting units. We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of the reporting unit to its carrying value. We determine the fair value of our reporting units using the income approach. Under the income approach, we calculate the fair value of a reporting unit based on measurement techniques such as discounted cash flow analyses. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we must record an impairment loss equal to the difference.
     To assist in the process of determining goodwill impairment, we obtain appraisals from independent valuation firms. In addition we perform internal valuation analyses and consider other market information that is publicly available. The discounted cash flow approach and the income approach, which we use to estimate the fair value of our reporting units, are dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, appropriate discount rates and other variables. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates.
Derivatives and Hedge Accounting, and Exchange Rate Risk
     Although our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. We enter into forward foreign exchange contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on accounts receivables and forecasted cash flows denominated in certain foreign currencies. The derivatives also include short term forward foreign exchange contracts pursuant to a roll-over hedging strategy which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur. We also designate zero-cost collars, which qualify as net purchased options, to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range. The range comprises an upper and lower strike price. At maturity, if the exchange rate remains within the range the cash inflows are realized at the spot rate, otherwise the cash inflows are realized at the upper or lower strike price.
     We designate the derivatives in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Changes in the derivative fair values that are designated, effective and qualify as cash flow hedges, under SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income. With respect to derivatives acquired pursuant to the roll-over hedging strategy, the changes in the fair value of discount or forward premium points are recognized in consolidated statements of income of each period. We do not apply the short-cut method to determine hedge effectiveness.
     Gains and losses upon roll-over of derivatives acquired pursuant to the roll-over hedging strategy are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income.
     Changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments are recognized in consolidated statements of income of each period. We assess the hedge effectiveness at the end of each reporting period.
     Hedge ineffectiveness could result from forecasted transactions not happening in the same amounts or in the same periods as forecasted or changes in the counterparty credit rating. Further, change in the basis of designating derivates as hedges of forecasted transactions could alter the proportion of derivatives which are ineffective as hedges. Hedge ineffectiveness increases volatility of the consolidated statements of income since the changes in fair value of an ineffective portion of derivatives is immediately recognized in the consolidated statements of income.
     We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such instruments may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.
     As of December 31, 2006, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
Item 3. Quantitative and Qualitative Disclosure about Market Risk.
General
     Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables and long-term debt.
     Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency account receivables.

Risk Management Procedures
     We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.
Components of Market Risk
     Our exposure to market risk arises principally from exchange rate risk. Interest rate risk is the other component of our market risk.
     Exchange rate risk. Our exchange rate risk primarily arises from our foreign exchange revenue, receivables, forecasted cash flows, payables and foreign currency debt. A significant portion of our revenue is in U.S. dollars while a significant portion of our costs are in Indian rupees. The exchange rate between the rupee and dollar has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against the dollar can adversely affect our results of operations.
     We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency forward contracts to mitigate such exposure. We follow established risk management policies, including the use of derivatives like forward foreign exchange contracts to hedge forecasted cash flows denominated in foreign currency. As of December 31, 2005, we had forward contracts to sell amounting to $643 million and £9 million. As of December 31, 2006, we had forward contracts to sell amounting to $456 million, £75.60 million and Euro 7 million.
     In connection with cash flow hedges, we recorded Rs. 72 million and Rs.115 million of net gains/(losses) as a component of accumulated and other comprehensive income within stockholders’ equity as at December 31, 2005 and December 31, 2006 respectively.
     Sensitivity analysis of exchange rate risk
     As at December 31, 2006, a Rupee1 appreciation/depreciation in the spot rate for exchange of Indian Rupee with U.S. dollar/Euro/Pound Sterling would result in approximately Rs. 540 million decrease/increase in the fair value of our forward contracts.
     Interest rate risk. Our interest rate risk primarily arises from our investment securities. Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk.
     Fair value. The fair value of our market rate risk sensitive instruments, other than forward contracts and option contracts, closely approximates their carrying value.
Item 4. Controls and Procedures.
Evaluation of disclosure controls and procedures.
     Based on their evaluation as of December 31, 2006, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Change in internal controls.
     During the period covered by this Quarterly Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
PART II – OTHER INFORMATION
Item 1. Legal Proceedings.
     Income Taxes. In March 2004 and March 2005, we received demands from the Indian income tax authorities for our 2000 and 2001 fiscal years respectively for a total of Rs. 5,232 million. The tax demands were primarily due to the denial of deductions claimed by us under Section 10A of the Income Tax Act 1961 (Act), with respect to profits earned by our undertakings at our Software Technology Park located at Bangalore. We had appealed against these demands. In March 2006, the first Income tax appellate authority substantially upheld the deductions claimed by us under Section 10A of the Act, which will vacate a substantial portion of the demands for these years.
     In March 2006 and December 2006, we received additional tax demand on similar grounds as the 2001 and 2002 demands, for the financial year ended March 31, 2003 and 2004 respectively. The aggregate demand for the financial years ended March 31, 2003 and 2004 is Rs.5,895.96 million (including interest of Rs.1,503.71 million). We filed an appeal against the demands. Considering the facts and nature of disallowances, the order of the appellate authority upholding our deduction claims for our 2000 and 2001 fiscal years, we believe that the final outcome of the 2002 dispute should be resolved in our favour and the likelihood of any adverse outcome is remote.
Item 1A. Risk Factors.
     This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section “Risk Factors” and elsewhere in our Annual Report on Form 20-F for the fiscal year ended March 31, 2006. The information presented below updates and should be read in conjunction with the Risk Factors and information disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2006 and in Quarterly Report on Form 6-K for the three months ended June 30, 2006, which Risk Factors and Information are incorporated herein by reference. The Risk Factors included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2006 and in Quarterly Report on Form 6-K for the three months ended June 30, 2006 have not materially changed other than as set forth below:
     We would realize lower tax benefits if the special tax holiday scheme for units set up in special economic zones is substantially modified
     The Government of India introduced a separate tax holiday scheme for units set up in special economic zones. Under this scheme, units in designated special economic zones which began providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years.
     Recently there have been demands by legislators and various political parties in India that the Government of India should actively regulate the development of special economic zones by private entities. There have been demands to impose strict conditions which need to be complied with before an economic zone developed by a private entity is designated as special economic zone. If such regulations or conditions are imposed it would adversely impact our ability to set up new units in such designated special economic zones and avail the tax benefits.
     We may engage in future acquisitions, investments, strategic partnerships or other ventures that may harm our performance, dilute our shareholders’ ownership and cause us to incur debt or assume contingent liabilities.

     We have acquired and in the future may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. For example, in November 2006, we acquired 100% of the equity of Hydrauto Group AB (Hydrauto), a company engaged in the production, marketing and development of customized hydraulic cylinders solutions for mobile applications such as mobile cranes, excavator, dumpers and trucks, and, also in November 2006, we also acquired 100% of the equity of the India, Middle East and SAARC operations of 3D Networks and Planet PSG. 3D Networks provides business communication solutions that include consulting, voice, data and converged solutions, and managed services. In the future, we may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. We could have difficulty in assimilating the personnel, operations, technology and software of the acquired companies. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.
     None
Item 3. Defaults Upon Senior Securities.
     None
Item 4. Submission of Matters to a Vote of Security Holders.
     None
Item 5. Other Information
     None
Item 6. Exhibits.

Exhibit
Number	Description of Document
*3.1	Articles of Association of Wipro Limited, as amended.

*3.2	Memorandum of Association of Wipro Limited, as amended.

*3.3	Certificate of Incorporation of Wipro Limited, as amended.

*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).

*4.2	Wipro’s specimen certificate for equity shares.

19.1	Wipro Quarterly report to the shareholders for the quarter ended December 31, 2006.

31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

32.	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: February 9, 2007	WIPRO LIMITED
/s/ Suresh C. Senapaty
Suresh C. Senapaty
Chief Financial Officer and Executive Vice President, Finance

EXHIBIT INDEX

Exhibit
Number	Description of Document
*3.1	Articles of Association of Wipro Limited, as amended.

*3.2	Memorandum of Association of Wipro Limited, as amended.

*3.3	Certificate of Incorporation of Wipro Limited, as amended.

*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).

*4.2	Wipro’s specimen certificate for equity shares.

19.1	Wipro Quarterly report to the shareholders for the quarter ended December 31, 2006.

31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

32.	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.